                                                             Exhibit (a) (1) (a)


                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock
                                      of

                              CareerBuilder, Inc.

                                      at

                              $8.00 Net Per Share

                                      by

                             CB Acquisition Corp.
                         a wholly owned subsidiary of

                             Career Holdings, Inc.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON MONDAY, AUGUST 21, 2000, UNLESS THE OFFER IS EXTENDED


     A summary of the principal terms of the offer appears on pages (iii) and
 (iv). You should read this entire document carefully before deciding whether to tender your shares.

                               ----------------

 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE COMMISSION  NOR HAS  THE COMMISSION PASSED  UPON THE  FAIRNESS OR
   MERITS OF  SUCH  TRANSACTION OR  UPON THE  ACCURACY OR  ADEQUACY  OF THE
    INFORMATION  CONTAINED IN  THIS DOCUMENT.  ANY  REPRESENTATION TO  THE
     CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                    The Information Agent for the Offer is:

[LOGO OF GEORGESON SHAREHOLDER COMMUNICATIONS INC.]

July 25, 2000

                               TABLE OF CONTENTS

SUMMARY TERM SHEET......................................................... iii

INTRODUCTION............................................................... 1

1. Special Factors......................................................... 2
  Background of the Offer; Contacts with CareerBuilder..................... 2
  Recommendation of the Independent Committee and Board of Directors;
   Fairness of the Transactions............................................ 6
  Opinion of Financial Advisor to the Independent Committee................ 9
  Position of Career Holdings and Purchaser Regarding Fairness of the Offer
   and the Merger.......................................................... 13
  Purpose and Structure of the Offer and the Merger; Reasons of Career
   Holdings for the Offer and the Merger................................... 14
  Plans for CareerBuilder After the Offer and the Merger................... 14
  The Merger Agreement..................................................... 15
  The Non-Disclosure Agreement............................................. 24
  The Stockholder Agreements............................................... 24
  The Investment Agreement................................................. 25
  The Employment Agreements................................................ 25
  Statutory Requirements................................................... 27
  Appraisal Rights......................................................... 27
  Beneficial Ownership of Shares........................................... 30
  Transactions and Arrangements Concerning the Shares...................... 31
  Interests of Certain Persons in the Offer and the Merger................. 31

 2. Terms of the Offer..................................................... 32

 3. Acceptance for Payment and Payment for Shares.......................... 34

 4. Procedures for Accepting the Offer and Tendering Shares................ 35

 5. Withdrawal Rights...................................................... 37

 6. Material Federal Income Tax Consequences............................... 38

 7. Price Range of the Shares.............................................. 38

 8. Possible Effects of the Offer on the Market for the Shares; Nasdaq
  Listing; Exchange Act Registration; Margin Regulations................... 39

 9. Certain Information Concerning CareerBuilder........................... 40

10. Certain Information Concerning Career Holdings and CB Acquisition
 Corp...................................................................... 42

11. Source and Amount of Funds............................................. 43

12. Dividends and Distributions............................................ 43

13. Conditions of the Offer................................................ 43

14. Legal Matters; Required Regulatory Approvals........................... 45

15. Fees and Expenses...................................................... 47

16. Miscellaneous.......................................................... 48

 Schedule I   Directors and Executive Officers of Career Holdings, Inc., CB
              Acquisition Corp., Tribune Company and KnightRidder.com, Inc.
 Schedule II  Transactions of Certain Persons in CareerBuilder Common Stock
 Annex A      Opinion of Credit Suisse First Boston Corporation
 Annex B      Excerpts from the General Corporation Law of the State of
              Delaware relating to the Rights of Dissenting Stockholders pursuant to Section 262

                               SUMMARY TERM SHEET

Principal Terms

  . Career Holdings, Inc., through its wholly owned subsidiary, is offering to buy all of the outstanding shares of common stock of CareerBuilder, Inc. The tender price for the common stock is $8.00 per share, in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

  . The offer is the first step in our plan to acquire all of the outstanding shares of CareerBuilder common stock, as provided in our merger agreement with CareerBuilder. If the offer is successful, we will acquire each remaining share of CareerBuilder common stock in a later merger for $8.00 per share in cash. CareerBuilder stockholders will not have appraisal rights in the tender offer; however, they will have appraisal rights in the merger.

  . The offer will expire at 12:00 midnight, New York City time, on Monday, August 21, 2000, unless we extend the offer.

  . If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

CareerBuilder Board Recommendation

  . Based on the unanimous recommendation of a committee of independent directors, the CareerBuilder board of directors has approved the merger agreement, the offer and the merger and determined that the terms of each are advisable, fair and in the best interests of CareerBuilder and its stockholders. The CareerBuilder board recommends that stockholders of CareerBuilder accept the offer and tender their shares pursuant to the offer. The independent committee of the board, consisting of two non-employee directors of CareerBuilder, was formed by the CareerBuilder board of directors to evaluate the transaction.

Conditions

   We are not required to complete the offer unless:

  . the number of shares of common stock validly tendered and not withdrawn prior to the expiration of the offer equals at least a majority of the outstanding shares of CareerBuilder common stock, assuming the exercise of all options and warrants to purchase shares of common stock and the conversion or exchange of all securities convertible or exchangeable into shares of common stock, and

  . we receive U.S. federal antitrust clearance for the acquisition of shares of CareerBuilder common stock.

   Other conditions to the offer are described on pages 43 through 45. The offer is not conditioned on our obtaining financing. We have entered into an investment agreement with Tribune Company and Knight Ridder.com, Inc., our stockholders, under which they have agreed to purchase additional shares of common stock of Career Holdings. The aggregate purchase price of the shares of common stock will provide financing adequate to enable us to acquire all of the outstanding shares of CareerBuilder common stock. The Investment Agreement is described on page 25.

Stockholder and Employment Agreements

  . We have entered into stockholder agreements with certain stockholders of CareerBuilder. The stockholders have agreed to tender a total of 10,596,648 shares of CareerBuilder common stock in the offer, constituting approximately 44.4% of the total number of shares of CareerBuilder common stock issued and outstanding as of June 30, 2000. The stockholders have also agreed that they will not transfer those CareerBuilder shares subject to the agreements prior to the expiration of the stockholder agreements and that they will vote those shares in favor of the merger and against certain competing transactions. You can find a more complete description of the stockholder agreements on pages 24 and 25.

  . Robert J. McGovern, the Chairman, President and Chief Executive Officer of CareerBuilder, and James A. Winchester, the Senior Vice President of Engineering and Chief Technology Officer of CareerBuilder, have entered into employment agreements with Career Holdings and have agreed to purchase shares of Career Holdings. The employment agreements are described on pages 25 through 27.

Procedures for Tendering

   If you wish to accept the offer, this is what you must do:

  . If you are a record holder of CareerBuilder shares, you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 35 through 37.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, Georgeson Shareholder Communications Inc. at (800) 223-2064 for assistance. See page 36 for further details.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

Withdrawal Rights

  . If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 37 and 38 for further details.

No Subsequent Offering Period

  . We have agreed not to provide a subsequent offering period during which CareerBuilder stockholders who do not tender in the offer would have another opportunity to tender at the same price. Those stockholders will have to wait until after the merger is completed to receive cash consideration, as further described below. See page 16 for further details.

Recent CareerBuilder Trading Prices; Subsequent Trading

  . The last sale price for CareerBuilder common stock was:

    $4.125 on July 14, 2000, the last trading day before we announced the execution of the merger agreement with CareerBuilder, and

    $7.8125 on July 24, 2000, the last trading day before the commencement of the offer.

   Before deciding whether to tender, you should obtain a current market quotation for the shares.

  . If the offer is successful, we expect the CareerBuilder shares of common stock to continue to be traded on the Nasdaq National Market until the time of the merger, although we expect trading volume to be below its pre-offer level.

Further Information

   If you have questions about the offer, you can call our Information Agent:

                   Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                            New York, New York 10004
                        Banks and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll Free:
                                 (800) 223-2064

To: All Holders of Shares of Common Stock of CareerBuilder, Inc.

                                  INTRODUCTION

   CB Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), is offering to purchase all of the outstanding shares (the "Shares") of common stock, $.001 par value per share, of CareerBuilder, Inc., a Delaware corporation ("CareerBuilder"), at a purchase price of $8.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). As used herein "we" refers to Career Holdings and Purchaser.

   You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See Section 4. We will pay all charges and expenses of American Stock Transfer and Trust Company, as Depositary, and Georgeson Shareholder Communications Inc., as Information Agent, incurred in connection with the Offer. See Section 15.

   The Board of Directors of CareerBuilder (the "CareerBuilder Board"), after receiving the unanimous recommendation of the Independent Committee of the CareerBuilder Board consisting of two non-employee directors of CareerBuilder (the "Independent Committee"), has determined that the Merger (as defined below) is advisable, fair and in the best interests of CareerBuilder and its stockholders, has approved the Merger, the Offer and the Merger Agreement (as defined below) and recommends that stockholders of CareerBuilder accept the Offer and tender their Shares pursuant to the Offer.

   We are not required to purchase any Shares unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the Shares that in the aggregate would be outstanding on a fully diluted basis (assuming the exercise of all options to purchase Shares, and the conversion or exchange of all securities convertible or exchangeable into Shares, outstanding at the expiration date of the Offer) (the "Minimum Condition"). We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and the prior written consent of CareerBuilder, acting through the Independent Committee), which we presently have no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer is also subject to certain other terms and conditions. See Sections 2, 13, and 14.

   We are making the Offer under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 2000, among CareerBuilder, Career Holdings and Purchaser. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CareerBuilder (the "Merger"), with CareerBuilder continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined herein) (other than Shares held in the treasury of CareerBuilder and any Shares owned by Career Holdings or any wholly owned subsidiary of Career Holdings and other than Shares held by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $8.00 in cash, without interest, or any higher price paid per Share in the Offer (the "Merger Consideration"). Section 1 contains a more detailed description of the Merger Agreement. Section 6 describes the material federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

   Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), the Independent Committee's financial advisor, has delivered to the Independent Committee a written opinion that, as of July 16, 2000 and based upon and subject to certain assumptions and matters set forth in the opinion, the per Share consideration of $8.00 in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to holders of Shares (other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester). A copy of the Credit Suisse First Boston opinion is attached as Annex A hereto and stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Credit Suisse First Boston. The Credit Suisse First Boston opinion does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. See "Special Factors--Opinion of Financial Advisor to the Independent Committee."

   The approval and adoption of the Merger Agreement by CareerBuilder requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, Career Holdings and its subsidiaries will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by CareerBuilder's stockholders. See "Special Factors--Statutory Requirements."

   Robert J. McGovern and James A. Winchester have entered into employment agreements with Career Holdings effective as of the Effective Time. In addition, Mr. McGovern and Mr. Winchester have agreed to purchase shares of Career Holdings after the Effective Time. See "Special Factors--The Employment Agreements."

   CareerBuilder has informed us that, as of June 30, 2000, there were (a) 23,860,419 Shares issued and outstanding, (b) 1,129,626 Shares reserved for issuance upon the exercise of outstanding Stock Options (as defined below) (other than Stock Options that will be automatically converted into Career Holdings Stock Options (as defined herein), and (c) 1,441,423 Shares reserved for issuance upon the exercise of outstanding warrants (other than warrants that are subject to long-term performance vesting criteria). If Purchaser acquires at least 13,215,735 Shares in the Offer, ownership of such Shares will give Purchaser control of a majority of the outstanding Shares. Accordingly, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder.

   CareerBuilder has advised us that each of its executive officers and directors intends to tender all Shares that they own in the Offer. In addition, certain stockholders of CareerBuilder have agreed to tender a total of 10,596,648 Shares pursuant to the Offer, constituting approximately 44.4% of the total number of Shares outstanding as of June 30, 2000.

   The Offer is conditioned upon the fulfillment of the conditions described in
Section 13. The Offer will expire at 12:00 midnight, New York City time, on Monday, August 21, 2000, unless we extend it.

   This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Special Factors.

 Background of the Offer; Contacts with CareerBuilder.

   In October 1999, representatives of CareerPath.com, Inc. ("CareerPath") contacted Robert J. McGovern, Chairman, President and Chief Executive Officer of CareerBuilder, to discuss CareerBuilder's possible interest in exploring an acquisition of CareerPath by CareerBuilder. On October 28, 1999, CareerBuilder and CareerPath entered into a Non-Disclosure Agreement and CareerBuilder, CareerPath and Morgan Stanley & Co. Incorporated, CareerPath's financial advisor ("Morgan Stanley"), met to discuss a possible transaction.

   CareerBuilder held a series of discussions with CareerPath, representatives of CareerPath's stockholders (which consist of Tribune Company ("Tribune"), KnightRidder.com, Inc. ("KnightRidder.com"), The New

York Times Company, The Washington Post Company ("The Washington Post"), Gannett CP, Inc. ("Gannett"), The Hearst Corporation and Cox Newspapers, Inc.), and its financial advisor, from October 1999 through February 2000 regarding a possible merger between CareerBuilder and CareerPath. Throughout this period, Mr. McGovern kept the CareerBuilder Board apprised of the discussions. The parties were unable to reach agreement on several matters, including valuation, and the discussions were terminated.

   On March 24, 2000 representatives of Tribune and Gannett met with Mr. McGovern and James A. Tholen, Senior Vice President and Chief Financial Officer of CareerBuilder, at CareerBuilder's offices in Reston, Virginia. During this meeting, the representatives of Tribune and Gannett inquired about CareerBuilder's interest in exploring possible strategic options with CareerPath and/or certain investors in CareerPath which might involve an acquisition of CareerBuilder. Mr. McGovern responded that CareerBuilder was not for sale, but that, if a credible third party presented a transaction that could provide superior value to CareerBuilder's stockholders, he would present such a proposal to the CareerBuilder Board.

   Between March 24 and May 5, 2000, a representative of Tribune and Mr. McGovern had a series of discussions exploring possible options involving CareerBuilder and CareerPath and/or certain investors in CareerPath. During this period, Mr. McGovern informed each member of the CareerBuilder Board of these discussions.

   On May 5, 2000, a meeting was held among Mr. McGovern and Mr. Tholen and representatives of Tribune, The Washington Post, KnightRidder.com and Morgan Stanley, financial advisor to CareerPath, at the offices of The Baltimore Sun. A representative of Hale and Dorr LLP, CareerBuilder's outside legal counsel, also attended. The participants discussed aspects of the CareerBuilder business, as well as elements of the CareerPath business. Possible approaches to a transaction were discussed in general terms. The representatives of Tribune, The Washington Post and KnightRidder.com indicated that their interest in a transaction was largely predicated upon retaining CareerBuilder senior management to operate the private company that would result from the transaction. As an element of this structure, they indicated that Mr. McGovern and other members of senior management would be required to convert a substantial proportion of their existing Shares into stock of the private company. No specific arrangements concerning the employment terms of management were discussed. The representatives of Tribune, The Washington Post and KnightRidder.com also indicated that they expected that an element of the proposed transaction would be the agreement of stockholders of CareerBuilder holding a substantial portion, and perhaps a majority, of the outstanding Shares to support the transaction.

   A regularly scheduled meeting of the CareerBuilder Board was held on May 11, 2000. Present at the meeting were Mr. McGovern, Mr. Tholen, Peter J. Barris, Gary C. Butler, and David C. Wetmore. A representative of Hale and Dorr LLP also attended. Mr. McGovern described the May 5th meeting and subsequent conversations he had had with representatives of Tribune. Based upon these discussions, it was determined that the CareerBuilder Board should meet the following day to consider appointment of an independent committee of directors to review a possible transaction.

   A special meeting of the CareerBuilder Board was held by teleconference on May 12, 2000. Present at the meeting were Messrs. McGovern, Tholen, Barris, Butler and Wetmore. Representatives of Hale and Dorr LLP also participated. The participants discussed the benefits of creating a committee of independent directors to evaluate and, if desired, negotiate the proposed transaction and make a recommendation for consideration by the full CareerBuilder Board.

   It was noted that Mr. Barris and Mr. Wetmore, by virtue of both their experience and sophisticated understanding of business and financial matters, as well as their representation of significant holdings of Shares, were highly qualified to serve as members of an independent committee. In addition, neither Mr. Barris nor Mr. Wetmore had a commercial relation with CareerBuilder, its management or the various investors in CareerPath which might lead to questions concerning their being "disinterested" or "independent". Accordingly, Messrs. Barris and Wetmore were appointed to serve as the Independent Committee.

   Promptly following this appointment, the Independent Committee determined that retaining CareerBuilder's counsel, Hale and Dorr LLP, to serve as counsel to the Independent Committee would be in the best interest of the Independent Committee and CareerBuilder. The Independent Committee retained that law firm based upon the members of the Independent Committee's experience with Hale and Dorr LLP and its expertise relating to corporation and securities law matters. The Independent Committee determined that Hale and Dorr LLP's prior relationship with CareerBuilder would not affect its ability to represent the Independent Committee and CareerBuilder. It was understood that the members of management would require separate counsel to negotiate the terms of their arrangements with the proposed purchaser.

   A meeting of the Independent Committee was held at CareerBuilder's headquarters on June 1, 2000. In addition to Messrs. Barris and Wetmore, Messrs. McGovern, Tholen and Winchester and representatives of Hale and Dorr LLP also attended. Mr. McGovern provided to the Independent Committee copies of a letter he had received from Tribune regarding the proposed transaction. The letter included a non-binding offer to acquire all of the outstanding shares of CareerBuilder for $8.00 per share and stated that the merger agreement would include a termination fee of $9 million. The letter also included a requirement that Messrs. McGovern and Winchester convert at least two-thirds of their Shares into shares of the private company. Mr. McGovern also described discussions he had had since the May 22, 2000 meetings with representatives of Tribune and other investors in CareerPath relating to the proposed transaction. The Independent Committee and the others present discussed aspects of a possible transaction, potential outcomes and the strategy for moving forward. Messrs. McGovern, Tholen and Winchester then left the meeting. The Independent Committee then discussed the advisability of pursuing the transaction, noting potential risks and benefits. The Independent Committee then determined to direct management to continue negotiations with the potential buying group on the basis discussed.

   On June 5, 2000, a meeting of the parties was held in the offices of Hale and Dorr LLP. Messrs. Barris, Wetmore, McGovern, Tholen and representatives of Hale and Dorr LLP were present. The Independent Committee met with representatives of Tribune and Morgan Stanley to discuss the terms of a possible merger agreement, including price. Members of management were not present. Among other things, representatives of Tribune stated that $8.00 represented their maximum offer price. Members of management met separately with representatives of Tribune and Morgan Stanley to discuss the terms of arrangements with management. No agreements were reached.

   Between June 5, 2000 and June 12, 2000, representatives of Tribune and KnightRidder.com informed Mr. McGovern that Tribune and KnightRidder.com planned to pursue the proposed transaction through a new joint venture. On June 12, 2000, counsel for Tribune distributed drafts of a merger agreement and stockholders agreement relating to the proposed transaction as well as term sheets relating to the employment arrangements of management after the proposed transaction. The same day, Mr. McGovern received an unsolicited call from a representative of an unaffiliated investment bank regarding a potential strategic transaction with one of their clients in the form of a stock-for-stock merger-of-equals. Mr. McGovern advised each of the members of the Independent Committee of the expression of interest telephonically.

   A special meeting of the Independent Committee was held in person and telephonically on June 13, 2000. Messrs. Barris and Wetmore were present and Mr. McGovern, Mr. Tholen and representatives of Hale and Dorr LLP also attended. Mr. McGovern described the unsolicited expression of interest and the members of the Independent Committee reviewed certain historical and pro forma projected summary financial information regarding the transaction and discussed the matter. The terms of the merger agreement proposed by Tribune and KnightRidder.com and related agreements and term sheets as well as the status of the negotiations were discussed. Messrs. McGovern and Tholen then left the meeting. Following further discussion, the Independent Committee concluded that the unsolicited expression of interest was not comparable to the value offered to stockholders by the transaction proposed by Tribune and KnightRidder.com and that it would be unwise to jeopardize a transaction in connection with which substantive negotiations were ongoing to pursue an unsolicited expression of interest. The Independent Committee then determined to direct management to continue negotiations with Tribune and KnightRidder.com on the basis discussed. Representatives of Hale and Dorr LLP raised the potential implications of
Section 203 under the DGCL of Messrs. McGovern and Winchester's proposed arrangements with Tribune and KnightRidder.com. Following discussion, the

Independent Committee approved the proposed arrangements between Mr. McGovern and Mr. Winchester in connection with their negotiations with Tribune and KnightRidder.com for such purposes.

   On June 20, 2000, CareerBuilder, Tribune Company and Knight-Ridder, Inc. entered into a Non-Disclosure Agreement.

   On June 23, 2000, Hale and Dorr LLP provided comments on the draft merger agreement and stockholders agreement to counsel to Tribune. On July 5, 2000, counsel to Tribune distributed revised drafts of the merger agreement and agreements relating to the proposed arrangements with management.

   On June 27, 2000, the Independent Committee determined to retain Credit Suisse First Boston to provide an opinion on the fairness from a financial point of view of the consideration to be offered in the proposed transaction. The basis for this selection was prior experience with the firm, as well as its reputation, background and experience in the industry. The Independent Committee took note of the fact that Credit Suisse First Boston had been previously engaged to represent CareerBuilder in connection with the earlier negotiations concerning CareerPath, as well as having served as the lead underwriter in CareerBuilder's initial public offering. The Independent Committee did not believe these prior relationships would affect the ability of Credit Suisse First Boston to assess the fairness from a financial point of view of the consideration to be offered in the transaction.

   Late in the week of July 3, 2000 and in the week of July 10, 2000, Mr. Tholen and representatives of Tribune and KnightRidder.com held a series of discussions of the terms of the arrangements relating to management and employees of CareerBuilder after the proposed transaction. During the week of July 10, 2000, Tribune and KnightRidder.com formed Career Holdings to pursue the proposed transaction.

   From July 14 through July 16, 2000, the parties and their respective legal counsel negotiated the terms of the proposed merger agreement and related agreements. During these negotiations, the Investment Agreement was revised to provide CareerBuilder certain rights. Mr. Wetmore led negotiations on behalf of CareerBuilder, together with representatives of Hale and Dorr LLP.

   On July 16, 2000, the Independent Committee met to consider the terms of the proposed transaction. Messrs. Barris and Wetmore were present and Mr. McGovern, Mr. Tholen and representatives of Hale and Dorr LLP also attended. The Independent Committee reviewed the separate arrangements negotiated between senior management and Tribune and KnightRidder.com on behalf of Career Holdings, including the treatment of certain stock options. Messrs. McGovern and Tholen then left the meeting. Credit Suisse First Boston then presented their analysis of the transaction and delivered its oral opinion that, as of such date and based upon and subject to certain assumptions and matters set forth in the opinion, the $8.00 per Share to be received by the holders of CareerBuilder's common stock (other than Career Holdings and its affiliates and Mr. McGovern and Mr. Winchester) pursuant to the proposed merger agreement is fair to such holders from a financial point of view. This opinion is attached hereto as Annex A.

   Hale and Dorr LLP then reviewed the terms of the Merger Agreement, the Investment Agreement and the Stockholder Agreements. In particular, counsel for the Independent Committee discussed the importance of the specific provisions in the Merger Agreement which, subject to the terms of the Merger Agreement, would allow the CareerBuilder Board (acting upon the recommendation of the Independent Committee) to negotiate with third parties who might submit unsolicited written acquisition proposals and to terminate the Merger Agreement in such circumstances (subject to payment of a $9 million termination fee). The Independent Committee approved the $8.00 Offer Price and the other terms and provisions of the proposed agreements and found such price and terms and provisions to be fair to and in the best interest of CareerBuilder and its stockholders, and determined to recommend that the CareerBuilder Board approve the proposed merger agreement. The Independent Committee also determined to recommend approval of the stock option arrangements.

   A meeting of the full CareerBuilder Board was held immediately following the Independent Committee meeting, with all directors were present in person or by telephone. The CareerBuilder Board received the recommendation of the Independent Committee and reviewed the terms of the transactions and the reasons for the Independent Committee's recommendation. At such meeting, the CareerBuilder Board unanimously determined that the Merger Agreement, subject to satisfactory resolution of remaining issues, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair and in the best interests of, CareerBuilder and its stockholders, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that stockholders of CareerBuilder accept the Offer and tender their Shares pursuant to the Offer. The CareerBuilder Board also determined to approve the stock option arrangements.

   In the evening of July 16, 2000, the Merger Agreement, the Stockholder Agreements, the Employment Agreements and Investment Agreement were executed. Prior to the opening of trading on July 17, 2000, Tribune, KnightRidder.com and CareerBuilder issued a press release announcing the execution of the Merger Agreement.

 Recommendation of the Independent Committee and the CareerBuilder Board; Fairness of the Transactions.

   On July 16, 2000, the Independent Committee, by unanimous vote, determined that the Merger is advisable, fair and in the best interests of CareerBuilder and its stockholders, approved the Merger, the Offer and the Merger Agreement and recommended that stockholders of CareerBuilder accept the Offer and tender their Shares pursuant to the Offer. Based on the recommendation of the Independent Committee, on July 16, 2000, the CareerBuilder Board, by unanimous vote, determined that the Merger is advisable, fair and in the best interests of CareerBuilder and its stockholders and recommended that stockholders of CareerBuilder accept the Offer and tender their Shares pursuant to the Offer.

   Independent Committee. In determining that the Independent Committee would approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the full CareerBuilder Board, the Independent Committee considered the following factors, each of which, in the view of the Independent Committee, supported such determination:

     (1) Market Price and Premium. The Independent Committee considered the historical market prices and recent trading activity of the Shares with a particular emphasis on the relationship between the $8.00 per Share in cash price offered by Career Holdings and the trading history of the Shares. In particular, the Independent Committee noted that the $8.00 per Share in cash price offered by Career Holdings represented a premium of (x) approximately 93.9% over the $4.13 per Share closing price on the Nasdaq National Market System on July 14, 2000, the last full trading day before the Merger Agreement was publicly announced, and (y) approximately 216.0% over the $2.53 per Share closing price on June 15, 2000, four weeks prior to the public announcement of the Merger Agreement.

     (2) Independent Committee Formation and Arm's-Length Negotiations. The Independent Committee also considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between the stockholders of Career Holdings and the Independent Committee, none of whose members were employed by or affiliated with CareerBuilder (except in their capacities as directors) or would have any equity interest in CareerBuilder following the Merger.

     (3) Offer Price and Merger Consideration. The Independent Committee concluded, based on its negotiations with the stockholders of Career Holdings, that the Offer Price and Merger Consideration represented the highest price that Career Holdings would be willing to pay in acquiring the Shares. This determination was the result of the Independent Committee's arm's-length negotiations with the stockholders of Career Holdings in an attempt to obtain the highest possible price.

     (4) Credit Suisse First Boston Fairness Opinion. The Independent Committee also considered the financial presentation of Credit Suisse First Boston and Credit Suisse First Boston's oral opinion delivered at the July 16, 2000 meeting of the Independent Committee, subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $8.00 per Share in cash being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to CareerBuilder's stockholders (other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester). A COPY OF CREDIT

  SUISSE FIRST BOSTON'S WRITTEN OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CREDIT SUISSE FIRST BOSTON IS ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF CREDIT SUISSE FIRST BOSTON CAREFULLY AND IN ITS ENTIRETY (SEE "OPINION OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE").

     (5) Transaction Structure. The Independent Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the public stockholders of CareerBuilder the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

     (6) Terms of the Merger Agreement. The Independent Committee also considered the terms of the Merger Agreement including (A) the provision providing that the Independent Committee or the CareerBuilder Board may, in the exercise of its fiduciary duties, furnish or provide access to information concerning CareerBuilder to, and engage in discussions and negotiate with, third parties who make an unsolicited written acquisition proposal that the Independent Committee or the CareerBuilder Board determines is more favorable to CareerBuilder's stockholders than the Offer and the Merger and for which financing is reasonably available, (B) the ability of CareerBuilder (acting through the Independent Committee), in the exercise of its fiduciary duty, to terminate the Merger Agreement on 72 hours notice in order to permit CareerBuilder to enter into a superior transaction upon a determination that failing to terminate the Merger Agreement would constitute a breach of the CareerBuilder Board's fiduciary duties, and (C) the obligation to pay a $9.0 million termination (or "break up") fee if the CareerBuilder Board exercises the termination right described in paragraph (B) or the Merger Agreement is terminated because of a withdrawal or change in the CareerBuilder Board's recommendation to stockholders favoring the Offer and the Merger or because CareerBuilder breached the Merger Agreement at a time when an alternative transaction has been proposed if CareerBuilder later enters into an agreement with respect to such alternative transaction. The Independent Committee decided that the terms of the Merger Agreement and the Stockholder Agreements would not unduly deter a third party from making, or inhibit the Independent Committee in evaluating, negotiating and, if appropriate, approving, an alternative transaction.

     (7) Investment Agreement. The Independent Committee also considered the fact that Tribune and KnightRidder.com, Inc. had entered into the Investment Agreement that would provide Career Holdings with the necessary funds to purchase the Shares being acquired pursuant to the Offer. See "-- The Investment Agreement."

     (8) Terms of the Stockholder Agreements. The Independent Committee also considered the fact that in connection with the transactions Career Holdings had required that holders of approximately 44.4% of the outstanding Shares enter into the Stockholders Agreements. The Independent Committee noted particularly the absence of an option with respect to the Shares which Career Holdings had requested and that the Stockholder Agreements would terminate in connection with termination of the Merger Agreement, as well as the fact that less than one-third of the outstanding Shares are publicly traded.

     (9) Terms of the Management Arrangements. The Independent Committee also considered the terms of the arrangements between Career Holdings and senior management of CareerBuilder, and determined that such terms were reached independently of the terms negotiated with the Independent Committee.

     (10) CareerBuilder's Recent Operating Results. The Independent Committee also considered CareerBuilder's business, financial condition, results of operations and prospects and the nature of the industry in which CareerBuilder operates, including the prospects of CareerBuilder if it were to remain independent. The Independent Committee noted that the results of operations for CareerBuilder for the fiscal year ended December 31, 1999 and the three months ended March 31, 2000 reflected net losses of approximately $24.0 million and $11.1 million, respectively. Although CareerBuilder projections indicated that projected losses were to decrease, the Independent Committee recognized that CareerBuilder faces an increasingly competitive environment and may not be able to achieve profitability on schedule.

  As such, the Independent Committee noted that CareerBuilder might need additional funding at a time when the funding environment for internet companies had turned negative.

     (11) Possible Decline in Market Price of Common Stock. The Independent Committee also considered the possibility that if a merger transaction with Career Holdings were not negotiated and CareerBuilder remained as a publicly owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $8.00 per Share price to be received by stockholders in connection with the Offer and the proposed Merger.

     (12) Treatment of Shares Held By Certain Members of Senior Management. The Independent Committee acknowledged that while a significant portion of the proceeds for Shares tendered by Mr. McGovern and Mr. Winchester were required to be reinvested into Career Holdings, they (and certain of their family members and trusts) would receive the Offer Price with respect to their Shares and therefore their interests were to a significant degree aligned with the interests of the public stockholders of CareerBuilder.

     (13) Regulatory Approvals. The Independent Committee also considered the fact that there are relatively few regulatory approvals or consents required to consummate the Offer and the Merger, and the favorable prospects for receiving such approvals and consents.

     (14) Availability of Dissenters' Rights. The Independent Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under Delaware law in connection with the Merger. The Independent Committee also considered the fact that if the Merger is approved, the holders of the Shares will not participate in the future growth of CareerBuilder. Because of the risks and uncertainties associated with CareerBuilder's future prospects, the Independent Committee concluded that this detriment was not quantifiable. The Independent Committee also concluded that obtaining a cash premium for the Shares now was preferable to enabling the holders of Shares to have a speculative potential future return.

   Board of Directors of CareerBuilder. The full CareerBuilder Board considered and relied upon the conclusions and unanimous recommendation of the Independent Committee that the full CareerBuilder Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Independent Committee, as well as the CareerBuilder Board's own familiarity with CareerBuilder's business, financial condition, results of operations and prospects and the nature of the industry in which CareerBuilder operates.

   In light of the number and variety of factors that the Independent Committee and the CareerBuilder Board considered in connection with their evaluation of the Offer and the Merger, neither the Independent Committee nor the CareerBuilder Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Independent Committee nor the CareerBuilder Board did so. In addition, individual members of the Independent Committee and the CareerBuilder Board may have given different weights to different factors. Rather, the Independent Committee and the CareerBuilder Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

   The CareerBuilder Board believes that consideration of the Offer and the Merger is procedurally fair because, among other things: (1) the Independent Committee consisted of independent directors appointed by the CareerBuilder Board to represent solely the interests of CareerBuilder's stockholders other than Robert J. McGovern and James A. Winchester; (2) the Independent Committee retained and was advised by a national recognized financial advisor, Credit Suisse First Boston, in evaluating the proposed transaction; (3) the deliberations pursuant to which the Independent Committee evaluated the Offer and the Merger; and (4) the $8.00 per Share cash purchase price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Independent Committee and the stockholders of Career Holdings and their respective advisors. The CareerBuilder Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Independent Committee to effectively represent the interests of the holders of the Shares were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of (1) the unaffiliated status and the experience of the members of the Independent Committee whose sole purpose was to represent the interests of the holders of the Shares and retention by the Independent Committee of Credit Suisse First Boston, and (2) the fact that the Independent Committee, even though consisting of directors of CareerBuilder and therefore not completely unaffiliated with CareerBuilder, is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type.

   Neither the Independent Committee nor the CareerBuilder Board considered the liquidation of CareerBuilder's assets and neither considered liquidation to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

   The Board and the Independent Committee recognized that if the Offer is consummated, Career Holdings will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of CareerBuilder. Consummation of the Offer, however, is conditioned upon, among other things, the Minimum Condition, which may not be waived without the consent of the Independent Committee. Pursuant to the Merger Agreement, consummation of the Offer is a condition to the Merger.

   The foregoing discussion of the information and factors considered and given weight by the Independent Committee and the CareerBuilder Board is not intended to be exhaustive but is believed to include all material factors considered by the Independent Committee and the CareerBuilder Board.

   THE CAREERBUILDER BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT COMMITTEE, (1) HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE, FAIR AND IN THE BEST INTERESTS OF CAREERBUILDER AND ITS STOCKHOLDERS, (2) HAS UNANIMOUSLY APPROVED THE MERGER, THE OFFER AND THE MERGER AGREEMENT AND (3) UNANIMOUSLY RECOMMENDS THAT CAREERBUILDER'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

 Opinion of Financial Advisor to the Independent Committee.

   The Independent Committee retained Credit Suisse First Boston to undertake an analysis of the fairness from a financial point of view to CareerBuilder's stockholders, other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester, of the consideration to be received by such stockholders in the Offer. On July 16, 2000, the Independent Committee met to review the proposed Offer by Career Holdings and the final terms of the Merger Agreement. During this meeting, Credit Suisse First Boston rendered its oral opinion, subsequently confirmed in writing, that, as of July 16, 2000, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the Offer Price was fair to CareerBuilder's stockholders, without regard to Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester, from a financial point of view.

   The full text of the Credit Suisse First Boston opinion sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion. The full text of the opinion is attached as Annex A to this document and is incorporated by reference in its entirety. CareerBuilder stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness of the Offer Price to CareerBuilder's stockholders, other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester, from a financial point of view as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger. The summary of the Credit Suisse First Boston opinion in this document is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

   In connection with its opinion, Credit Suisse First Boston, among other things:

  . reviewed publicly available business and financial information relating to CareerBuilder, as well as the Merger Agreement;

  . reviewed other information, including financial forecasts, provided to Credit Suisse First Boston by CareerBuilder, and met with the management of CareerBuilder to discuss the business and prospects of CareerBuilder;

  . considered financial and stock market data of CareerBuilder and compared that data with similar data for other publicly held companies in businesses Credit Suisse First Boston deemed similar to those of CareerBuilder;

  . considered, to the extent publicly available, the financial terms of other business combinations and other transactions which have recently been effected or announced; and

  . considered other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse First Boston deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts relating to CareerBuilder that were provided to Credit Suisse First Boston, Credit Suisse First Boston assumed that such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of CareerBuilder's management as to the future financial performance of CareerBuilder. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CareerBuilder, nor was Credit Suisse First Boston furnished with any evaluations or appraisals. The Credit Suisse First Boston opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on July 16, 2000. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of CareerBuilder.

   In preparing the Credit Suisse First Boston opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analyses performed by Credit Suisse First Boston as a comparison is identical to CareerBuilder or the Offer. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of CareerBuilder. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CareerBuilder. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness to CareerBuilder's stockholders, other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester, from a financial point of view of the Offer Price and were provided to the Independent Committee in connection with the delivery of the Credit Suisse First Boston opinion.

   The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Independent Committee at its meeting held on July 16, 2000. Certain of the summaries of those financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

   Historical Stock Price Analysis. Credit Suisse First Boston analyzed the closing prices of the Shares over the period from May 12, 1999, the date of the initial public offering of CareerBuilder common stock, through July 14, 2000. Credit Suisse First Boston noted that the high closing price for the Shares over this period was $16.50 on July 6, 1999, and the low closing price for the Shares over this period was $2.1875 on April 17, 2000 and May 24, 2000.

   Comparative Stock Price Performance. Credit Suisse First Boston also compared the historical stock price performance of CareerBuilder with the stock price performance of the selected companies in the online recruiting industry listed below and with the Nasdaq composite index over the period from May 12, 1999 through July 14, 2000. The results of this analysis were as follows:

                         Increase/decrease in market price   Increase/decrease in market
                                  per share from                 price per share from
Company or Index           May 12, 1999 to July 14, 2000   January 1, 2000 to July 14, 2000
----------------         --------------------------------- --------------------------------
CareerBuilder...........               (74.2)%                          (35.9)%
HeadHunter.net, Inc.....               (21.5)%                          (36.3)%
HotJobs.com, Ltd........              +128.7%                           (60.1)%
Kforce.com, Inc.........               (47.1) %                         (49.3)%
TMP Worldwide, Inc......              +152.9%                            +8.5%
Topjobs.net plc.........               (46.1)%                          (19.8)%
Nasdaq Composite Index..               +62.9%                            +4.3%

   Comparable Companies Trading Multiples Analysis. For CareerBuilder and comparable companies in the online job sites industry and the vertical content and commerce industry, Credit Suisse First Boston analyzed the multiples of the aggregate values of such companies based on closing trading prices on July 14, 2000 to revenues for such companies over the last 12 months and projected revenues for 2000 and 2001. The following table sets forth the results of this analysis:

                                                          Aggregate value as a
                                                          multiple of revenues
                                                        ------------------------
                                                        Last 12 months 2000 2001
                                                        -------------- ---- ----
Online Job Sites (mean)................................      6.6x      4.0x 2.6x
Vertical Content and Commerce (mean)...................      4.3x      2.8x 1.9x
CareerBuilder..........................................      2.5x      1.4x 0.6x
Offer Price............................................      7.9x      4.3x 1.8x

   Comparative Trading Analysis. Credit Suisse First Boston also calculated the current aggregate value of CareerBuilder and pure-play online job search companies such as HeadHunter, Topjobs and HotJobs as a multiple of their respective consensus Wall Street analyst revenue estimates for the 2000 and 2001 calendar years. Credit Suisse First Boston then calculated the CareerBuilder stock price that would be implied by the multiples for the comparable companies if applied to the consensus Wall Street analyst revenue estimates for CareerBuilder for the calendar years 2000 and 2001. The following table sets forth the results of Credit Suisse First Boston's analysis:

                                                                          Offer
                                CareerBuilder HeadHunter Topjobs HotJobs  Price
                                ------------- ---------- ------- -------  -----
Aggregate value of relevant
 company as a multiple of 2000
 revenue estimates for
 relevant company.............        1.4x        2.7x      3.3x    7.3x    4.2x

CareerBuilder stock price
 implied by applying the
 multiple above to the
 consensus Wall Street analyst
 2000 revenue estimates for
 CareerBuilder................      $4.13       $5.97     $6.68  $12.16   $8.00

Aggregate value of relevant
 company as a multiple of 2001
 revenue estimates for
 relevant company.............        0.6x        1.8x      1.4x    4.0x    1.8x

CareerBuilder stock price
 implied by applying the
 multiple above to the
 consensus Wall Street analyst
 2001 revenue estimates for
 CareerBuilder................      $4.13       $8.07     $6.86  $14.92   $8.00

   Premiums Paid and Precedent Transactions Analysis. Credit Suisse First Boston reviewed 117 cash technology transactions, 6 management buyouts, 44 Internet acquisitions, and 422 technology transactions from January 1, 1995 through July 14, 2000. Credit Suisse First Boston computed the mean premium/(discount) paid in these precedent transactions over various periods prior to the announcement of each transaction. Using the CareerBuilder closing stock price of $4.13 on July 14, 2000, Credit Suisse First Boston also calculated the premium/(discount) implied by the Offer Price in the Offer over various periods prior to July 14, 2000. Credit Suisse First Boston then compared the mean premiums/(discounts) paid in the precedent transactions to those implied in the Offer. The following table sets forth the results of this analysis:

                                               Premiums/(Discounts) Paid
                                            to closing trading price on date
                                          prior to announcement of transaction
                                         --------------------------------------
                                         1 Day Prior 1 Week Prior 4 Weeks Prior
                                         ----------- ------------ -------------
Offer...................................    93.9%        88.2%        216.0%
Precedent Cash Technology Transactions
 (mean).................................    33.9%        44.4%         54.5%
Precedent Management Buyouts (mean).....    10.2%         9.6%         26.8%
Precedent Internet Acquisitions (mean)..    39.6%        50.2%         69.2%
Precedent Technology Transactions
 (mean).................................    33.2%        41.1%         53.4%

   For precedent transactions in the software industry and the Internet industry, Credit Suisse First Boston also calculated multiples of the aggregate values implied in such transactions to the acquired companies' revenues for the last twelve months prior to such transaction. Credit Suisse First Boston noted that the multiple implied by the Offer Price was 7.9x, and that the mean multiple for transactions in the software industry was 6.4x and that the mean multiple for transactions in the Internet industry was 18.9x.

   No transaction utilized as a comparison in the precedent transactions analysis is identical to the Offer. In evaluating the Offer, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CareerBuilder, such as the impact of competition on the business of CareerBuilder and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of CareerBuilder or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using precedent transaction data.

   Earnings Performance Analysis. Credit Suisse First Boston reviewed the revenue and net loss of CareerBuilder for each of the four quarters ending March 31, 2000, and compared such revenue and net loss to the last estimates for such quarters published by a Credit Suisse First Boston equity research analyst prior to the end of each quarter. The results of this analysis were as follows:

                                                      Period
                                          ------------------------------------
                                          Q2 1999   Q3 1999  Q4 1999   Q1 2000
                                          -------   -------  -------   -------
Expected Revenue (millions).............. $  3.0     $ 3.6   $  4.7    $  5.7
Actual Revenue (millions)................ $  3.3     $ 4.1   $  4.7    $  5.6
% Over (Under) Expectations..............    7.8%     14.6%    (0.4)%    (0.9)%
Expected Net Loss (millions)............. $ (4.8)    $(5.8)  $(10.6)   $(10.7)
Actual Net Loss (millions)............... $ (5.4)    $(5.8)  $ (8.6)   $(11.1)
% Over (Under) Expectations..............  (13.8)%    (0.1)%   18.4%     (3.9)%

   Analysis of Industry Funding Environment. Credit Suisse First Boston noted that currently there is an uncertain financing environment for many Internet companies, particularly those involved in the Internet community, business-to-business, and business-to-consumer industries. Credit Suisse First Boston also noted that as of March 31, 2000, CareerBuilder had approximately $55.5 million in cash. Accordingly, based on CareerBuilder's current "burn rate" of approximately $10.3 million of cash per quarter and currently projected cash flows, CareerBuilder would run out of available cash in approximately 14 months if it was not able to secure additional funds. Finally, Credit Suisse First Boston noted that some of CareerBuilder's competitors are starting to generate positive cash flows and may not be as dependent on raising additional funds.

   As described above, the Credit Suisse First Boston opinion and presentation to the Independent Committee was one of many factors taken into consideration by the Independent Committee in making its determination to recommend the Offer. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Independent Committee or the management of CareerBuilder with respect to the value of CareerBuilder or whether the CareerBuilder Board would have been willing to agree to a different price.

   Credit Suisse First Boston was selected by the Independent Committee based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston and its affiliates have performed investment banking services for CareerBuilder, including managing CareerBuilder's initial public offering, and have received customary fees for these services. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of CareerBuilder for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in these securities.

   Under an engagement letter dated June 27, 2000, the Independent Committee engaged Credit Suisse First Boston to undertake an analysis of the fairness from a financial point of view to CareerBuilder's stockholders, other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester, of the consideration to be received by such stockholders in the Offer. Under the terms of the engagement letter, CareerBuilder has agreed to pay Credit Suisse First Boston a customary fee as compensation for its services. In addition, CareerBuilder has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and related persons against liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including, to the extent permitted, liabilities arising under the federal securities laws.

 Position of Career Holdings and Purchaser Regarding Fairness of the Offer and the Merger.

   Career Holdings and Purchaser believe that the consideration to be received by CareerBuilder's stockholders pursuant to the Offer and the Merger is fair to and in the best interests of CareerBuilder's stockholders. Career Holdings and Purchaser base their belief on the following factors: (i) the conclusions and recommendations of the Independent Committee and the CareerBuilder Board that the Merger is advisable, fair and in the best interests of CareerBuilder's stockholders, (ii) the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm's length, good faith negotiations between the Independent Committee and Career Holdings and their respective advisors, (iii) the fact that the Independent Committee received an opinion from Credit Suisse First Boston that, as of July 16, 2000 and based upon and subject to certain assumptions and matters set forth in the opinion, the Offer Price and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger are fair, from a financial point of view, to holders of Shares (other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester), (iv) the fact that the consideration to be paid in the Offer represents a premium of approximately 93.9% over the reported closing sale price on the last full trading day prior to the announcement of the proposed transaction and a premium in excess of 134% over the 30-trading day average closing sale price for the period prior to announcement of the proposed transaction, and (v) the Offer and the Merger will each provide consideration to the stockholders entirely in cash.

   Career Holdings and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

   The foregoing discussion of the information and factors considered and given weight by Career Holdings and Purchaser is not intended to be exhaustive but is believed to include all material factors considered by Career Holdings and Purchaser.

 Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings for the Offer and the Merger.

   The purpose of the Offer and the Merger is for Career Holdings and its subsidiaries to acquire all of the outstanding Shares. Upon the consummation of the Merger, CareerBuilder will become a wholly owned subsidiary of Career Holdings. The acquisition of Shares has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of CareerBuilder from the public stockholders to Career Holdings and provide stockholders with cash for all of their Shares.

   Proceeding with the Offer and the Merger at this time would also, in the view of Purchaser, afford CareerBuilder's stockholders an opportunity to dispose of their shares at a premium over market prices.

   Career Holdings has concluded that the Offer and the Merger, including the Offer Price to be received by stockholders of CareerBuilder, are fair to the holders of the Shares based upon the factors described above under "Position of Career Holdings and Purchaser Regarding Fairness of the Offer and the Merger."

 Plans for CareerBuilder After the Offer and the Merger.

   Pursuant to the Merger Agreement, upon completion of the Offer, Career Holdings and Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "--The Merger Agreement."

   On July 16, 2000, Career Holdings and CP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Career Holdings ("CP Acquisition"), entered into an agreement and plan of merger with CareerPath.com, Inc., a Delaware corporation ("CareerPath"), providing for the merger of CP Acquisition with and into CareerPath with CareerPath surviving as a wholly owned subsidiary of Career Holdings (the "CareerPath Merger"). The consummation of the Merger is a condition to the CareerPath Merger. The Offer is not conditioned on the consummation of the CareerPath Merger. We expect that, after the consummation of the Merger and the CareerPath Merger, CareerPath and CareerBuilder will be merged together. See "Certain Information Concerning Career Holdings and Purchaser." Except as described above or as otherwise described in this Offer to Purchase, Career Holdings has no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving CareerBuilder; (ii) any purchase, sale or transfer of a material amount of assets of CareerBuilder;
(iii) any change in the management of CareerBuilder or any change in any material term of the employment contract of any executive officer of CareerBuilder; or (iv) any other material change in CareerBuilder's corporate structure or business. See "--The Employment Agreements."

   Nevertheless, Career Holdings may initiate a review of CareerBuilder and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of CareerBuilder, CareerPath and Career Holdings.

 The Merger Agreement.

   The following summary description of the Merger Agreement is qualified in its entirety by reference to the agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC. You may examine and copy the Tender Offer Statement as set forth in
Section 9.

   The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Purchaser of the conditions to the Offer set forth in
Section 13 hereof. The Merger Agreement provides that, without the prior written consent of CareerBuilder, Purchaser will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) impose additional conditions to the Offer other than the conditions set forth in Section 13 or modify the conditions to the Offer (other than waive any condition of the Offer to the extent permitted by the Merger Agreement), (d) except as described in the next two paragraphs, extend the Offer, or (e) change the form of consideration payable in the Offer.

   We have agreed with CareerBuilder that we will not extend the Offer without the consent of CareerBuilder; provided, however, that without the consent of CareerBuilder, we may extend the Offer (a) if, at the scheduled or extended expiration date of the Offer any of the conditions to Purchaser's obligation to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (c) if all conditions to Purchaser's obligation to accept Shares for payment are satisfied or waived but the number of Shares tendered pursuant to the Offer is less than 90% of the outstanding Shares but at least 85% of the outstanding Shares, on one or more occasions for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted pursuant to clause (a) or
(b), in each case subject to the right of Career Holdings, Purchaser or CareerBuilder to terminate the Merger Agreement pursuant to its terms.

   We have also agreed with CareerBuilder that if at any scheduled expiration date of the Offer, the Minimum Condition or the conditions to the Offer relating to the HSR Act (as defined in Section 14) or the conditions to the Offer described in paragraph (e) or (f) of Section 13 shall not have been satisfied but all other conditions to the Offer shall then be satisfied, at the request of CareerBuilder (acting through the Independent Committee) we will extend the Offer from time to time subject to any right of Career Holdings, Purchaser or CareerBuilder to terminate the Merger Agreement pursuant to its terms. Notwithstanding the prior sentence, Purchaser will not be obligated to extend the Offer if at any scheduled expiration date of the Offer, (a) the Minimum Condition has not been satisfied, but at such scheduled expiration date the HSR Condition and all the conditions set forth in paragraphs (a), (b), (c),
(d), (e), (f), (g) and (h) of Section 13 have been satisfied and (b) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act of 1934 (the "Exchange Act")), other than Career Holdings, Purchaser or their affiliates or any group of which any of them is a member, has acquired, or announced and not withdrawn its intention to acquire, beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares.

   The Merger. The Merger Agreement provides that CareerBuilder will be merged with Purchaser following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and CareerBuilder will continue as the Surviving Corporation.

   At the effective time of the Merger (the "Effective Time"), the Certificate of Incorporation and Amended and Restated Bylaws of CareerBuilder shall be the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Surviving Corporation and the directors of Purchaser shall become the directors of the Surviving Corporation and the officers of CareerBuilder shall become the officers of the Surviving Corporation.

   CareerBuilder has agreed in the Merger Agreement that it will, at Career Holdings' request, as soon as practicable following the purchase of Shares pursuant to the Offer, (a) prepare and file with the SEC a proxy statement relating to the Merger Agreement and use its reasonable best efforts to respond to any comments of the SEC and its staff and to cause the proxy statement to be mailed to its stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff and (b) convene a special meeting of its stockholders for the purpose of considering the approval of the Merger Agreement. The Merger Agreement provides that if Purchaser or any other direct or indirect subsidiary of Career Holdings owns at least 90% of the outstanding Shares, Career Holdings, Purchaser and CareerBuilder shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the stockholders of CareerBuilder, in accordance with Section 253 of the DGCL.

   Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, CareerBuilder or the holders of any securities of Purchaser or CareerBuilder, each Share (other than Shares held in the treasury of CareerBuilder, or owned by Career Holdings or any wholly owned subsidiary of Career Holdings, and other than shares of Common Stock owned by stockholders, if any, who are entitled to and who properly perfect dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, the Merger Consideration. Each share of stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Purchaser, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

   The Merger Agreement provides that Career Holdings or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as Career Holdings or such paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

   Representations and Warranties. In the Merger Agreement, CareerBuilder has made customary representations and warranties to Career Holdings and Purchaser. The representations and warranties of CareerBuilder relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by CareerBuilder with the SEC under the Securities Act and the Exchange Act (including financial statements included in the documents filed by CareerBuilder under these acts); information supplied by CareerBuilder; the absence of certain events since December 31, 1999; permits and compliance with laws; tax matters; actions and proceedings; compensation agreements; benefit plans and employees and employment practices; liabilities; certain labor matters; intellectual property matters; title to assets; state takeover statutes; required votes; and brokers.

   Purchaser and Career Holdings have also made customary representations and warranties to CareerBuilder. Representations and warranties of Purchaser and Career Holdings relate, among other things, to: their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; operations of Purchaser; brokers; financing; and non-ownership of Shares by Career Holdings and its subsidiaries.

   Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the election or appointment of Purchaser's designees to the CareerBuilder Board, CareerBuilder has agreed that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Career Holdings shall otherwise consent in writing:

     (a) CareerBuilder shall in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

     (b) CareerBuilder shall not (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

     (c) CareerBuilder shall not issue, deliver, sell, pledge, grant, dispose of or otherwise encumber any shares of its capital stock, or authorize the issuance, delivery, sale, pledge, grant, disposition or encumbrance of any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under CareerBuilder's stock option plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of Shares upon the exercise of stock options to purchase Shares outstanding on the date of the Merger Agreement in accordance with their current terms and, (ii) the issuance of Shares upon exercise of warrants to purchase Shares outstanding on the date of the Merger Agreement;

     (d) CareerBuilder shall not amend its charter or by-laws or equivalent organizational documents;

     (e) CareerBuilder shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

     (f) CareerBuilder shall not sell, lease or otherwise dispose of or encumber, or agree to sell, lease or otherwise dispose of or encumber, any of its assets with a fair market value in excess of $100,000 individually, or $500,000 in the aggregate, other than sales of inventory, products and services that are in the ordinary course of business consistent with past practice;

     (g) CareerBuilder shall not incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person or entity, other than in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $100,000 individually, or $500,000 in the aggregate;

     (h) CareerBuilder shall not alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of CareerBuilder;

     (i) except as provided in the Merger Agreement or as required by applicable law, CareerBuilder shall not enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any CareerBuilder Stock Option Plan or employment or consulting agreement;

     (j) except as provided in the Merger Agreement, CareerBuilder shall not increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of CareerBuilder who are not officers of CareerBuilder) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of CareerBuilder, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

     (k) CareerBuilder shall not knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

     (l) CareerBuilder shall not make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

     (m) CareerBuilder shall not prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

     (n) CareerBuilder shall not settle or compromise any tax liability in excess of $100,000;

     (o) CareerBuilder shall not settle or compromise any claims or litigation in excess of $100,000 or commence any litigation or proceedings;

     (p) CareerBuilder shall not enter into or amend any (A) affiliate agreement outside the ordinary course of business consistent with past practice, or (B) agreement or contract (i) having a term in excess of 12 months and which is not terminable by CareerBuilder without penalty or premium by notice of 60 days or less or (ii) which involves or is expected to involve payments of $250,000 or more during the term thereof; or purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $250,000 or terminate any agreement or contract material to the Company;

     (q) other than as covered by clauses (f), (g), (m), (n) or (o) above, CareerBuilder shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms; and

     (r) CareerBuilder shall not authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   No Solicitation. CareerBuilder shall not, and shall not authorize any officer, director or employee of or any financial advisor, attorney or other advisor or representative of CareerBuilder to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to CareerBuilder in connection with, or take any other action to cooperate in any way with respect to, or assist in or facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that neither CareerBuilder nor its directors shall be prohibited from (x) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer or (y) referring a third party to the section of the Merger Agreement described in this paragraph or making a copy of this paragraph available to any third party; and provider further that prior to the acceptance for payment of Shares pursuant to the Offer, if the Independent Committee or the CareerBuilder Board reasonably determines that a Takeover Proposal constitutes a Superior Proposal (as defined below), then, to the extent required by the fiduciary obligations of the Independent Committee or the CareerBuilder Board, as determined in good faith by a majority thereof after consultation with independent counsel (who may be CareerBuilder's regularly engaged independent counsel), and prior to taking such action, CareerBuilder provides the notice to Career Holdings required by the Merger Agreement, CareerBuilder may, in response to an unsolicited request therefor, furnish information with respect to CareerBuilder to the person making the Superior Proposal and its representatives pursuant to a confidentiality agreement, in customary form and in any event containing terms, taken as a whole, at least as stringent as those contained in the confidentiality agreement entered into between CareerBuilder, Tribune and Knight-Ridder, Inc., and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger or other business combination involving CareerBuilder, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of CareerBuilder representing 15% or more of the Shares or of the total voting securities of CareerBuilder outstanding, or (iii) an offer to acquire in any manner, directly or indirectly, a substantial portion of the assets of CareerBuilder, other than the transactions contemplated by the Merger Agreement, and "Superior Proposal" means a bona fide written proposal made by a third party to acquire CareerBuilder pursuant to a tender or exchange offer, a merger, a sale of substantially all of the assets of CareerBuilder or otherwise on terms the Independent Committee determines in its reasonable good faith judgment to be more favorable to CareerBuilder's stockholders than the transactions contemplated by the Merger Agreement (based on the advice from CareerBuilder's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of the disinterested members of the CareerBuilder Board (based on the advice of CareerBuilder's independent financial advisor), is reasonably capable of being obtained by such third party.

   The Merger Agreement provides further that, CareerBuilder must advise Career Holdings orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could reasonably be expected to lead to any Takeover Proposal received by any officer or director of CareerBuilder or, to the knowledge of CareerBuilder, any financial advisor, attorney or other advisor or representative of CareerBuilder, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry. CareerBuilder shall so advise Career Holdings no later than 24 hours following receipt of such Takeover Proposal or inquiry. If CareerBuilder intends to furnish any person with any information with respect to any Takeover Proposal, CareerBuilder is required to advise Career Holdings orally and in writing of such intention in advance of providing such information. CareerBuilder is further required to keep Career Holdings fully informed of the status and material terms of any such Takeover Proposal or inquiry.

   Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, CareerBuilder has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which CareerBuilder or any of its subsidiaries is a party (other than any confidentiality or standstill agreement involving Career Holdings) and to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

   Stock Based Compensation and Warrants. In the Merger Agreement, CareerBuilder has agreed that, prior to the consummation of the Offer, the CareerBuilder Board (or, if appropriate, a committee thereof) shall adopt appropriate resolutions and take all other action necessary or appropriate to cause each option (a "Stock Option") to purchase Shares issued under the NetStart, Inc. Stock Option Plan, as amended, CareerBuilder's 1999 Stock Incentive Plan and CareerBuilder's Non-Employee Director Stock Option Plan (collectively, the "CareerBuilder Stock Option Plans") that is outstanding as of the Effective Time (except for certain Stock Options disclosed by and described in writing by CareerBuilder to Career Holdings on the date of the Merger Agreement) to be treated as follows:

     (a) As of the Effective Time, each Stock Option that was granted on or after January 1, 2000 (other than Stock Options held by non-employee directors of CareerBuilder) shall become and represent an option (a "Substitute Career Holdings Stock Option") to purchase shares of the common stock of Career Holdings ("Career Holdings Common Stock") equal in number to the Shares subject to such Stock Option immediately prior to the Effective Time, at an exercise price per Share equal to the exercise price per Share purchasable under such Stock Option. Each Substitute Career Holdings Stock Option shall in all other respects be exercisable upon, and be subject to, substantially the same terms and conditions that were applicable to the related Stock Option immediately prior to the Effective Time, including the vesting and exercise conditions then applicable to such Stock Option without regard to the transactions contemplated by the Merger Agreement; provided, however, that shares of Career Holdings Common Stock purchased upon the exercise of each Substitute Career Holdings Stock Option shall, for so long as Career Holdings Common Stock is not traded on an established stock exchange or national market system, be subject to a right of repurchase by Career Holdings at their fair market value under such conditions as Career Holdings shall deem appropriate.

     (b) Immediately after the Effective Time, each Stock Option that was granted prior to January 1, 2000 with an exercise price that is less than $4.00 per Share and each Stock Option held by a non-employee director of CareerBuilder, whether or not then exercisable, shall be cancelled in consideration for which the holder thereof shall be entitled to receive a cash payment from CareerBuilder equal to (A) the product of (1) the number of Shares subject to such Stock Option immediately prior to the Effective Time and (2) the excess, if any, of the Offer Price over the exercise price per Share purchasable under such Stock Option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. Such amount shall be paid as soon as reasonably practicable following the Effective Time. The surrender of a Stock Option in exchange for the consideration contemplated hereby shall be deemed a release of any and all rights the holder of such Stock Option had or may have had in respect thereof.

     (c) CareerBuilder shall take all action necessary to permit each holder of a Stock Option with an exercise price that is equal to or in excess of $4.00 per Share to elect in writing at such holder's option, not later than the acceptance of shares for payment in the Offer, that such option shall be cancelled immediately after the Effective Time, in consideration for which the holder thereof shall be entitled to receive (A) a cash payment from CareerBuilder equal to (1) the product of one-third of the number of shares subject to such option immediately prior to the Effective Time, rounded up to the nearest whole share, and $4.00, minus (2) all applicable federal, state and local taxes required to be withheld in respect of such payment, and (B) a Substitute Career Holdings Stock Option to purchase shares of Career Holdings Common Stock equal in number to two-thirds of the shares subject to such Stock Option immediately prior to the Effective Time, rounded down to the nearest whole share, at an exercise price per share equal to the fair market value of a share of Career Holdings Common Stock at the Effective Time. One-half of each such Substitute Career Holdings Stock Option shall become vested and exercisable on the first anniversary of the Effective Time and the remainder of such option shall become exercisable on the second anniversary of the Effective Time, provided that the holder of such option remains employed by CareerBuilder or Career Holdings on the date of each such anniversary. Such Substitute Career Holdings Stock Options shall in all other respects be subject to substantially the same terms and conditions that were applicable to the related Stock Option immediately prior to the Effective Time; provided, however, that shares of Career Holdings Common Stock purchased upon the exercise of each Substitute Career Holdings Stock Option shall, for so long as Career Holdings Common Stock is not traded on an established stock exchange or national market system, be subject to a right of repurchase by Career Holdings at their fair market value under such conditions as Career Holdings shall deem appropriate. The cash amounts payable pursuant to this paragraph (c) shall be paid as soon as reasonably practicable following the Effective Time. The surrender of a Stock Option in exchange for the consideration contemplated by this paragraph (c) shall be deemed a release of any and all rights the holder of such Stock Option had or may have had in respect thereof. If the holder of any Stock Option eligible to be treated as provided in this paragraph (c) shall not elect to have such Stock Option treated as provided in this paragraph (c), then such Stock Option shall be treated as provided in paragraph (b) above.

   Each warrant to purchase Shares issued and outstanding immediately prior to the Effective Time (other than warrants that are subject to performance criteria for vesting and are not vested pursuant to their terms) shall, by virtue of the Merger, no longer be exercisable into the right to receive Shares, but shall thereafter represent the right to receive an amount equal to
(A) the product of (i) the number of Shares subject to such warrant and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such warrant, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment, without interest.

   Indemnification. Pursuant to the Merger Agreement, from and after the Effective Time, Career Holdings will cause the Surviving Corporation to indemnify, defend and hold harmless all past and present officers and directors of CareerBuilder to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement by CareerBuilder pursuant to the DGCL, CareerBuilder's Amended and Restated Certificate of Incorporation or CareerBuilder's Amended and Restated Bylaws for acts or omissions occurring at or prior to the Effective Time.

   Career Holdings has also agreed to cause the Surviving Corporation to provide, for a period of not less than six years from the Effective Time, to or for the members of the CareerBuilder Board and officers of CareerBuilder as of the date of the Merger Agreement, an insurance and indemnification policy providing coverage for events occurring prior to the Effective Time that is substantially similar to CareerBuilder's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

   Board Representation. The Merger Agreement provides that promptly after such time as Purchaser purchases Shares pursuant to the Offer, Purchaser will be entitled to designate at its option up to that number of directors of the CareerBuilder Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of CareerBuilder's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Career Holdings or any of its subsidiaries; provided, however, that in the event that Purchaser's designees are elected to the CareerBuilder Board, until the Effective Time the CareerBuilder Board shall have at least three directors who were directors of CareerBuilder on the date of the Merger Agreement and who are not officers of CareerBuilder (the "Independent Directors"). If the number of Independent Directors shall be reduced below three for any reason whatsoever, the Independent Directors shall designate an Independent Director or Independent Directors (as the case may be) for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of CareerBuilder shall designate three persons to fill such vacancies who shall not be officers or affiliates of CareerBuilder, or officers or affiliates of Career Holdings or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election or appointment of Purchaser's designees to the CareerBuilder Board and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or CareerBuilder's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, any termination of the Merger Agreement by CareerBuilder, any extension by CareerBuilder of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of CareerBuilder's rights under the Merger Agreement, and any other consent or action by the CareerBuilder Board with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors and no other action by CareerBuilder, including any action by any other director of CareerBuilder, shall be required for purposes of the Merger Agreement. To the fullest extent permitted by applicable law, CareerBuilder shall take all action requested by Career Holdings that is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and CareerBuilder agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to CareerBuilder on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees). In connection with the foregoing, CareerBuilder will promptly, at the option of Career Holdings, either increase the size of the CareerBuilder Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the CareerBuilder Board as provided above to the fullest extent permitted by law.

   Beneficiary of the Investment Agreement. Pursuant to the Merger Agreement, Career Holdings has agreed that CareerBuilder is an express third party beneficiary of the Investment Agreement dated as of July 16, 2000 (the "Investment Agreement") between Career Holdings, Tribune and KnightRidder.com, a Delaware corporation ("KnightRidder.com") for purposes of enforcing its rights against Career Holdings pursuant to the Merger Agreement. See "--The Investment Agreement."

   Conditions Precedent. The respective obligations of each party to effect the Merger are subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of CareerBuilder (unless the vote of stockholders is not required under the DGCL) as required by the DGCL and CareerBuilder's Amended and Restated Certificate of Incorporation; (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer, except that this condition shall not apply if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement; and (iv) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over CareerBuilder or Career Holdings or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of CareerBuilder:

     (a) by mutual written consent of Career Holdings and CareerBuilder (acting through the Independent Committee);

     (b) by either Career Holdings or CareerBuilder (acting through the Independent Committee): (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 13 of this Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to October 2, 2000, provided that if on such date each of the conditions to the Offer as set forth in Section 13 of this Offer to Purchase other than the HSR Condition (as defined in Section 13 of this Offer to Purchase) has been fulfilled or is capable of being fulfilled, then such date shall be extended to December 29, 2000 (provided that the right to terminate the Merger Agreement pursuant to this clause
  (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party), or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

     (c) by Career Holdings or Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach by CareerBuilder of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of the Offer conditions described in paragraph (e) or (f) of Section 13 (without giving effect to the words "is continuing" in the first paragraph of Section 13) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to CareerBuilder;

     (d) by Career Holdings or Purchaser if either Career Holdings or Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) of Section 13;

     (e) by CareerBuilder (acting through the Independent Committee) if the Independent Committee reasonably determines that a Takeover Proposal constitutes a Superior Proposal and the Independent Committee determines, in its reasonable good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would constitute a breach of the CareerBuilder Board's fiduciary duties under applicable law; provided, that CareerBuilder has complied with the notice and other provisions of the Merger Agreement relating to no solicitation of Takeover Proposals and it complies to the extent applicable with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "--Fees and Expenses"); provided further that CareerBuilder may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to Career Holdings of a written notice of such determination by the Independent Committee;

     (f) by CareerBuilder (acting through the Independent Committee), if (i) any of the representations or warranties of Career Holdings or Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (ii) Career Holdings or Purchaser shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Career Holdings or Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to Career Holdings or Purchaser, as applicable; or

     (g) by CareerBuilder (acting through the Independent Committee), if the Offer has not been timely commenced.

   In the event of a termination of the Merger Agreement by either CareerBuilder or Career Holdings, the Merger Agreement shall become void and there shall be no liability or obligation on the part of Career Holdings, Purchaser or CareerBuilder or their respective officers or directors (except for certain provisions pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) other than for liability for any breach of a representation or warranty contained in the Merger Agreement, the breach of any covenant contained in the Merger Agreement or for fraud.

   Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

   The Merger Agreement provides that CareerBuilder will pay, or cause to be paid, in same day funds to Career Holdings the following amounts under the circumstances and at the times set forth as follows:

     (i) if Career Holdings or the Purchaser terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, CareerBuilder shall pay the Expenses (as defined below) of Career Holdings and a $9,000,000 termination fee, less the aggregate amount of Expenses paid to Career Holdings pursuant to the Merger Agreement (the "Termination Fee") upon demand;

     (ii) if CareerBuilder terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, CareerBuilder shall pay the Termination Fee within one business day following such termination and the Expenses of Career Holdings upon demand; or

     (iii) if Career Holdings or the Purchaser terminates the Merger Agreement in accordance with the provisions described in clause (c) under "Termination" above, and at the time of any such termination a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), (x) CareerBuilder shall pay the Expenses of Career Holdings upon demand, and (y) if concurrently therewith or within 12 months thereafter, (A) CareerBuilder enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover

  Proposal, or a Takeover Proposal is consummated, involving any party (1) with whom CareerBuilder had any discussions with respect to a Takeover Proposal, (2) to whom CareerBuilder furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and (3), prior to such termination, or (B) CareerBuilder enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, CareerBuilder shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal.

   For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Career Holdings in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Career Holdings. For purposes of determining the Termination Fee under clause (iii) above, clause (ii) and (iii) of the definition of Takeover Proposal set forth under "--The Merger Agreement--No Solicitation" shall be deemed to refer to 40% or more of the Shares and 40% or more of the assets of CareerBuilder, respectively.

 The Non-Disclosure Agreement.

   The following summary description of the Non-Disclosure Agreement is qualified in its entirety by reference to the agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9.

   CareerBuilder, on the one hand, and Tribune and Knight-Ridder, Inc., on the other hand, entered into a Non-Disclosure Agreement dated June 20, 2000 (the "Non-Disclosure Agreement"). The Non-Disclosure Agreement applies to confidential information (as that term is defined in the Non-Disclosure Agreement) exchanged for the purpose of establishing a business relationship such as the Merger. The Non-Disclosure Agreement provides that none of the parties will disclose confidential information provided to it by another party and that each party will use confidential information provided to it by another party only for the purpose of evaluating the potential value of establishing a business and/or contractual relationship with each other. In addition, under the Non-Disclosure Agreement each party agrees to use the same degree of care to avoid disclosure of confidential information as it employs with respect to its own confidential information of like importance and to take all commercially reasonable measures to restrain its employees, agents and affiliates who receive confidential information from taking any action that would constitute a breach of the Non-Disclosure Agreement. The parties are bound by the provisions of the Non-Disclosure Agreement for a period of eighteen months.

 The Stockholder Agreements.

   The following summary description of the Stockholder Agreements is qualified in its entirety by reference to the agreements themselves, which we have filed as exhibits to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9.

   Career Holdings and Purchaser entered into Stockholder Agreements dated as of July 16, 2000 (the "Stockholder Agreements") with each of the following stockholders of CareerBuilder: New Enterprise Associates VI, Limited Partnership; NEA President's Fund, L.P.; NEA Ventures 1996, L.P.; Robert J. McGovern; Robert McGovern Bypass Trust; James A. Winchester; FBR Technology Venture Partners; David C. Wetmore; Bernard Goldsmith; John F. Burton; and Mark
I. Gruhin (the "Tendering Stockholders"). The Tendering Stockholders have agreed to tender 10,596,648 Shares in the Offer, consisting approximately 44.4% of the total number of Shares issued and outstanding as of June 30, 2000. Pursuant to the Stockholder Agreements, each Tendering Stockholder has agreed that, (a) such Tendering Stockholder will vote the Subject

Shares (as defined in the Stockholder Agreements) held by such Tendering Stockholder in favor of the Merger and the Merger Agreement; (b) such Tendering Stockholder will vote his or her Subject Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CareerBuilder or any other Takeover Proposal or (ii) any amendment of CareerBuilder's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or other proposal or transaction involving CareerBuilder, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Subject Shares to any person other than Purchaser or Purchaser's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Tendering Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal in any manner inconsistent with the provisions of the Merger Agreement; and (e) the Tendering Stockholder will tender pursuant to the Offer and not withdraw the Subject Shares. The Stockholder Agreements terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

 The Investment Agreement.

   On July 16, 2000, the stockholders of Career Holdings, Tribune and KnightRidder.com, and Career Holdings entered into the Investment Agreement pursuant to which each of Tribune and KnightRidder.com agreed to purchase 15,375,000 shares of common stock of Career Holdings at a purchase price of $8.00 per share. The proceeds of such issuance will be sufficient to provide funds to purchase all of the Shares pursuant to the Offer. The Investment Agreement does not contain any conditions to the purchase of shares by the Career Holdings stockholders. The Investment Agreement provides that it may not be terminated while the Merger Agreement is in effect and that CareerBuilder is an express beneficiary of the obligations of the parties under the Investment Agreement.

 The Employment Agreements.

   The following summary description of the Employment Agreements between Career Holdings and each of Robert J. McGovern and James A. Winchester (the "Employment Agreements") is qualified in its entirety by reference to the agreements themselves, which we have filed as exhibits to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9.

   Concurrently with the execution of the Merger Agreement, Career Holdings entered into an Employment Agreement with Robert J. McGovern, the Chairman of the Board, President and Chief Executive Officer of CareerBuilder, and James A. Winchester, the Senior Vice President of Engineering and Chief Technology Officer of CareerBuilder. Each Employment Agreement will be effective as of the Effective Time and has a four-year term. Mr. McGovern's Employment Agreement provides that Mr. McGovern shall become Chairman and Chief Executive Officer of Career Holdings. Mr. McGovern will receive an initial salary of $180,200 per annum, with his salary being reviewed by the Career Holdings' board of directors on an annual basis for such potential salary increases as shall be proposed by the compensation committee of the Career Holdings' board. Mr. McGovern shall be eligible for an annual bonus at a percentage of salary to be agreed between Mr. McGovern and Career Holdings upon satisfaction of objectives that are consistent with those contained in CareerBuilder's senior executive bonus program as of the date of the Merger Agreement. Mr. McGovern shall be entitled to participate in such employee benefit plans as are maintained by Career Holdings on the same basis as similarly situated employees; provided, however, that in no event shall the level of benefits provided to Mr. McGovern be less than, in the aggregate, the level of benefits provided to Mr. McGovern by CareerBuilder as of the date of the Merger Agreement.

   Mr. McGovern's Employment Agreement provides that within five days after the Effective Time he will purchase from Career Holdings 2,010,324 shares of common stock (which is expected to constitute approximately 6% of the shares of common stock of Career Holdings issued and outstanding after such investment and the investment of Mr. Winchester) (the "McGovern Purchased Shares") at a purchase price of $8.00 per share. In addition, at the Effective Time Mr. McGovern will receive stock options to purchase an additional 1,000,000 shares of common stock of Career Holdings at an exercise price of $8.00 per share.

   Mr. McGovern's Employment Agreement provides that Career Holdings shall have the right (but not the obligation) to repurchase any or all of the McGovern Purchased Shares during each of the 90-day periods following (i) termination of Mr. McGovern's employment with Career Holdings during the term of the Employment Agreement for any reason (other than without Cause (as defined in the Employment Agreement) or by Mr. McGovern for Good Reason (as defined in the Employment Agreement) and (ii) the fifth anniversary of the Effective Time, provided that Mr. McGovern is not then an employee of Career Holdings, at a purchase price equal to the Fair Market Value (as defined in the Employment Agreement) of such shares. If Career Holdings has not effected an initial public offering of its common stock on or prior to the third anniversary of the Effective Time, Career Holdings, Tribune and KnightRidder.com shall jointly and severally have the obligation, for a period of 180 days from such third anniversary, to repurchase any or all of the McGovern Purchased Shares at a purchase price equal to the Fair Market Value of such shares. In addition, in the event that, during the term of the Employment Agreement, Mr. McGovern has
(i) been terminated without Cause, (ii) resigned from employment for Good Reason, (iii) died, or (iv) become permanently disabled, then Career Holdings, Tribune and KnightRidder.com jointly and severally have the obligation, for a period of 90 days after the termination date of employment, to repurchase any or all of the McGovern Purchased Shares. The purchase price for a purchase pursuant to clause (i) or (ii) above shall be the Fair Market Value of the purchased shares and the purchase price for a purchase pursuant to clause (iii) or (iv) above shall be the greater of the purchase price per share paid by Mr. McGovern for the McGovern Purchased Shares (subject to appropriate adjustment for any stock split, stock dividend or other change in capital structure of Career Holdings) and the Fair Market Value of the purchased shares.

   Mr. McGovern's Employment Agreement also provides that Career Holdings will provide Mr. McGovern with a loan in the aggregate amount necessary to pay Mr. McGovern's income tax liability relating to the sale of Shares in the Offer yielding proceeds equal to the purchase price paid by Mr. McGovern for the McGovern Purchased Shares. The loan shall not bear interest and shall have a five-year maturity, subject to certain acceleration events. The loan will be secured by and will be repayable using the McGovern Purchased Shares.

   In addition, Mr. McGovern's Employment Agreement contains the agreement of Mr. McGovern not to compete with Career Holdings for the term of the Employment Agreement and for one year thereafter.

   Mr. Winchester's Employment Agreement is identical to Mr. McGovern's Employment Agreement, except that Mr. Winchester will receive a salary of $142,623 and will receive options to purchase 300,000 Shares of Career Holdings at the Effective Time with an exercise price of $8.00 per share. Mr. Winchester has agreed to purchase 346,875 Shares of Career Holdings (which is expected to constitute approximately 1.0% of the Shares of Career Holdings issued and outstanding after such investment and the investment of Mr. McGovern) at a purchase price of $8.00 per share.

   Each Employment Agreement contains the agreement of the executive and Career Holdings to enter into an amended and restated stockholders agreement and registration rights agreement of Career Holdings effective as of the Effective Time. Each of these agreements is an exhibit of the Employment Agreements which we filed as an exhibit to our Tender Offer Statement on Schedule TO and is incorporated herein by reference. The amended and restated stockholders agreement provides that Mr. McGovern and Mr. Winchester shall have the right to name one of the five directors of Career Holdings and that Mr. McGovern shall initially be such director. The amended and restated stockholders agreement will also contain certain restrictions on transfer, rights of first offer, preemptive rights, tag-along rights and drag-along rights that will be applicable to the shares of Career Holdings effective as of the Effective Time. The registration rights agreement will provide Mr. McGovern and Mr. Winchester customary "piggyback" registration rights upon the registration of shares by Career Holdings under the Securities Act (as defined herein), at any time after the initial public offering of Career Holdings.

 Statutory Requirements.

   In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. According to CareerBuilder's Amended and Restated Certificate of Incorporation, the Shares are the only securities of CareerBuilder which entitle the holders thereof to voting rights.

   The DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary that is outstanding and would be entitled to vote on a merger, the parent company can effect a short-form merger (a "Short-Form Merger") with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90% of the Shares, Purchaser could, and intends (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of CareerBuilder. Pursuant to the Merger Agreement, under certain circumstances we could extend the Offer for a limited period of time in order to receive tenders of at least 90% of the issued and outstanding Shares to enable us to effect a Short-Form Merger. See "--The Merger Agreement--The Offer."

 Appraisal Rights.

   No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, any holder of Shares at the Effective Time (a "Remaining Stockholder") will have certain rights under the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, a Remaining Stockholder who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of
Section 262 of the DGCL.

   The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex B hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters' rights will not be available unless and until the Merger (or a similar business combination) is consummated.

   Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of CareerBuilder (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of CareerBuilder's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a

Short-Form Merger without a vote or meeting of CareerBuilder's stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

   In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

   A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of CareerBuilder called to approve the Merger in the case of a long-form merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

   Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, CareerBuilder, Inc., 10780 Parkridge Boulevard, Suite 200, Reston, Virginia 20191. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a long-form merger, CareerBuilder must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

   In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

   Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either CareerBuilder or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation . . ." The Delaware Supreme Court has construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration or the Preferred Merger Consideration, as the case may be, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, Career Holdings intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

   Any Remaining Stockholder who has duly demanded appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

   At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of CareerBuilder as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration or the Preferred Merger Consideration, as the case may be. Inasmuch as CareerBuilder has no obligation to file such a petition, and Career Holdings has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

   Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

   APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

   STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

 Beneficial Ownership of Shares.

   The following table sets forth information with respect to ownership of the Shares held by the directors and executive officers of CareerBuilder, and with respect to ownership by persons believed by CareerBuilder to be the beneficial owners of more than 5% of its outstanding Shares, in each case, as of June 30, 2000. Also set forth below are shares of Common Stock subject to options or warrants owned by such persons that are currently exercisable or exercisable within 60 days of June 30, 2000. All information set forth below has been taken from Exchange Act filings relating to CareerBuilder. In presenting the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options or warrants owned by such person that are currently exercisable or exercisable within 60 days of June 30, 2000 are deemed outstanding; provided that such Shares are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. None of Career Holdings, Purchaser, any of their respective directors or executive officers or their associates or subsidiaries owns any Shares.

                                                       Number of
                                                       Shares of
                                                      Common Stock  Percentage
                                                      Beneficially Beneficially
Holders                                                Owned (1)      Owned
-------                                               ------------ ------------
New Enterprise Associates(2).........................   4,022,551      16.9%
  1119 St. Paul Street
  Baltimore, MD 21202
Microsoft Corporation(3).............................   2,246,351       9.4
  One Microsoft Way
  Redmond, WA 98052
ADP, Inc.(4).........................................   1,283,569       5.4
  1 ADP Boulevard
  Roseland, NJ 07068
Robert J. McGovern(5)................................   3,350,540      14.0
James A. Tholen......................................      89,618         *
James A. Winchester..................................     693,750       2.9
Peter J. Barris(6)...................................   4,042,551      17.0
Gary C. Butler(7)....................................   1,293,569       5.4
David C. Wetmore(8)..................................     594,480       2.5
All executive officers and directors as a group (6
 persons)(9).........................................  10,064,508      42.2

--------
  *Less than 1%
(1) The number of Shares beneficially owned by each stockholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Shares as to which the individual or entity has sole or shared voting power or investment power and any Shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 30, 2000 through the exercise of stock options ("Presently Exercisable Options"). The inclusion herein of such Shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such Shares.
(2) Consists of 3,930,446 Shares held of record by New Enterprise Associates VI, Limited Partnership, 78,947 Shares held of record by NEA President's Fund, L.P. and 13,158 Shares held of record by NEA Ventures 1996, L.P.
(3) Includes 873,534 Shares issuable upon exercise of the warrants issued to Microsoft in May 1999.

(4) Includes 380,000 Shares issuable upon exercise of the warrant issued to ADP in January 1998.
(5) Includes 250,000 Shares held of record by the Robert McGovern Bypass Trust. Mr. McGovern disclaims beneficial ownership of shares held of record by such trust.
(6) Includes 3,930,446 Shares held of record by New Enterprise Associates VI, Limited Partnership, 78,947 Shares held of record by NEA President's Fund, L.P. and 13,158 shares of Common Stock held of record by NEA Ventures 1996, L.P. Mr. Barris disclaims beneficial ownership of all such Shares. Also includes 20,000 Shares subject to Presently Exercisable Options. Excludes 5,000 Shares subject to Stock Options that are not Presently Exercisable Options but will vest upon consummation of the Offer.
(7) Consists of 903,569 Shares held of record by ADP and 380,000 Shares issuable upon exercise of the warrant issued to ADP in January 1998. Mr. Butler disclaims beneficial ownership of all such Shares. Also includes 10,000 Shares subject to Presently Exercisable Options. Excludes 5,000 Shares subject to Stock Options that are not Presently Exercisable Options but will vest upon consummation of the Offer.
(8) Includes 15,000 Shares subject to Presently Exercisable Options. Excludes 40,000 Shares held of record by adult children of Mr. Wetmore. Excludes 5,000 Shares subject to Stock Options that are not Presently Exercisable Options but will vest upon consummation of the Offer.
(9) See footnotes (1) and (5) through (8) above.

 Transactions and Arrangements Concerning the Shares.

   To CareerBuilder's, Career Holdings' and the Purchaser's knowledge, no transactions in the Shares, except as set forth on Schedule II, have been effected during the past 60 days by CareerBuilder or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officers or directors of any subsidiary, or by Career Holdings or Purchaser or their executive officers, directors, affiliates and any associates or subsidiaries.

   Since the commencement of CareerBuilder's second full fiscal year preceding the date of this Offer to Purchase, no purchases of Shares were made by CareerBuilder, Career Holdings or the Purchaser, except as described on
Schedule II.

   Except as set forth in this Offer to Purchase, neither CareerBuilder nor, to CareerBuilder's knowledge, any of its affiliates, directors or executive officers or any person controlling CareerBuilder is a party to any contract, arrangement, understanding or relationship, other than the Stockholder Agreements, with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of CareerBuilder (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since July 16, 1998, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of CareerBuilder, an election of directors of CareerBuilder, or a sale or other transfer of a material amount of assets of CareerBuilder has been entered into or has occurred between any affiliates of CareerBuilder, Career Holdings or the Purchaser or, since CareerBuilder's initial public offering in May 1999, between CareerBuilder or any of its affiliates and any unaffiliated person. Except as described in this Offer to Purchase, since January 1, 1997, none of Career Holdings or Purchaser has made any underwritten public offering of the Shares that was (i) registered under the Securities Act or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder.

 Interests of Certain Persons in the Offer and the Merger.

   Ownership of Shares. The directors and executive officers of CareerBuilder as a group beneficially owned, as of June 30, 2000, 9,639,508 Shares (excluding Shares issuable upon exercise of options or warrants). Assuming that all such Shares are tendered pursuant to the Offer, such persons would receive an aggregate of $77,116,064 for their shares. In addition, executive officers and directors of CareerBuilder hold Stock Options to purchase an aggregate of 352,500 Shares of which 45,000 are currently exercisable and all of which will become exercisable at the Effective Time of the Merger. Pursuant to the Merger Agreement, the directors and executive officers are entitled to receive Option Consideration equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per Share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. Assuming that no taxes are required to be withheld, the directors and executive officers of CareerBuilder as a group will receive an aggregate of $1,782,418 in respect of their Stock Options. See "--The Merger Agreement-- Stock Based Compensation and Warrants." Mr. McGovern does not hold any Stock Options.

   Employment Agreements. Concurrently with the execution of the Merger Agreement, Career Holdings entered into the Employment Agreements. The Employment Agreements provide that, among other things, Mr. McGovern and Mr. Winchester will receive a specified salary and grant of stock options from Career Holdings. See "Special Factors--The Employment Agreements."

   Severance Arrangements. James A. Tholen, Senior Vice President and Chief Financial Officer of CareerBuilder has an agreement with CareerBuilder that provides for the immediate vesting of one half of Mr. Tholen's unvested Stock Options in the event of a change of control of CareerBuilder. As a result of this provision, upon consummation of the Offer, options to purchase 128,750 Shares held by Mr. Tholen will vest immediately.

2. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 of this Offer to Purchase on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, August 21, 2000. We may terminate or withdraw the Offer or extend the offer from time to time, if at the then-scheduled expiration date of the Offer, the conditions to the Offer shall have not been satisfied or earlier waived. We may also extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer or, under certain circumstances, on one or more occasions for an aggregate period of not more than five business days. See "Special Factors--The Merger Agreement--The Offer." If we extend the Offer under any of these circumstances, the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

   Upon the terms and subject to the conditions of the Offer, we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If, at the Expiration Date, the conditions to the Offer described in Section 13 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See "Special Factors--The Merger Agreement--The Offer" and
Section 5.

   Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 14; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 13 has not been satisfied or upon the occurrence of any event specified in Section 13; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. We acknowledge (a) that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that we may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 13 without extending the period of time during which the Offer is open.

   The rights we reserve in the preceding paragraph are in addition to our rights described in Section 13. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

   In the Merger Agreement, we have agreed that, without the prior written consent of CareerBuilder, we will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) impose conditions to the Offer other than those set forth in Section 13, or modify the conditions to the Offer (other than to waive any condition to the Offer to the extent permitted by the Merger Agreement), (d) except as provided in the Merger Agreement, extend the Offer, or (e) change the form of consideration payable in the Offer.

   If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10 business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.

   Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the HSR Act, and the other conditions set forth in Section 13. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, without the consent of CareerBuilder, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, subject to CareerBuilder's right, under certain circumstances, to require the extension of the Offer. In the event that we waive any condition set forth in Section 13, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

   CareerBuilder has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

3. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section
13. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 14.

   For information with respect to regulatory approvals that we are required to obtain prior to the completion of the Offer, see Section 14.

   In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 4; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

   For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering stockholders.

   Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

   If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

   We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

4. Procedures for Accepting the Offer and Tendering Shares.

   Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

   Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

   Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

   Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

     (a) your tender is made by or through an Eligible Institution;

     (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

     (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

   You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

   Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.

   Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of CareerBuilder's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for

Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

   Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

   Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Career Holdings, Purchaser or any of their affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

5. Withdrawal Rights.

   Except as described in this Section 5, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after September 22, 2000.

   If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this document, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 5. Any such delay will be by an extension of the Offer to the extent required by law.

   In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 4, the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 4.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Career

Holdings, Purchaser or any of their affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6. Material Federal Income Tax Consequences.

   Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares for cash in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less.

   The discussion above may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code (such as insurance companies, tax-exempt entities and regulated investment companies).

   The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including federal, state, local and foreign tax consequences.

7. Price Range Of The Shares.

   According to CareerBuilder's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Shares are principally traded on the Nasdaq National Market ("Nasdaq") under the symbol "CBDR." The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on Nasdaq, as reported on CareerBuilder's Form 10-K with respect to periods occurring in fiscal 1999 and published financial sources with respect to periods occurring in the current fiscal year. During these periods, CareerBuilder has paid no cash dividends on the Shares.

                                                                   High    Low
                                                                  ------- ------
      Fiscal 1999
      From May 12, 1999 through June 30, 1999...................  $ 16.00 $10.38
      Quarter Ended September 30, 1999..........................    16.50   6.25
      Quarter Ended December 31, 1999...........................     9.25   5.63
      Fiscal 2000
      Quarter Ended March 31, 2000..............................   8.3125  3.625
      Quarter Ended June 30, 2000...............................     4.75   2.00
      Quarter Ending September 30, 2000 (through July 24, 2000).   7.8125  3.625

   Under the terms of the Merger Agreement, CareerBuilder is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Career Holdings.

   On July 14, 2000, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price per Share on Nasdaq was $4.125. On July 24, 2000, the last full day of trading prior to the commencement of the Offer, the reported closing price per Share on Nasdaq was $7.8125.

   Stockholders are urged to obtain current market quotations for the Shares.

8. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act
 Registration; Margin Regulations.

   Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   Nasdaq Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on Nasdaq, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $5,000,000, have at least two market makers, have net tangible assets of at least $4 million, and have a minimum bid price of $1 or
(ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least 4 market makers and have either (A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000.

   If the Shares are no longer eligible for Nasdaq quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by CareerBuilder to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that CareerBuilder would be required to furnish to its stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to CareerBuilder. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to CareerBuilder. In addition, the ability of "affiliates" of CareerBuilder and persons holding "restricted securities" of CareerBuilder to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for stock exchange listing or Nasdaq reporting. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause CareerBuilder to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

   If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the Nasdaq will be terminated following the completion of the Merger.

   Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

9. Certain Information Concerning CareerBuilder.

   CareerBuilder's principal executive offices are located at 10780 Parkridge Boulevard, Suite 200, Reston, Virginia 20191. Its telephone number at such offices is (703) 259-5500. The following description of CareerBuilder and its business has been taken from CareerBuilder's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and is qualified in its entirety by reference to CareerBuilder's Form 10-K:

     CareerBuilder provides comprehensive online recruitment offerings for employers and job seekers. CareerBuilder brings employers and job seekers together by:

    --providing employers with the ability to advertise job openings and manage their online recruitment efforts on a network of integrated Internet sites, including CareerBuilder.com and career sites for 25 premier interactive media companies such as Microsoft MSN, Bloomberg.com, CitySearch, USA Today and NBC Interactive.

    --providing job seekers with the tools to find, explore, evaluate and compare job opportunities. These tools include CareerBuilder's Mega Job-Search (SM) features that enable job seekers to search over 50 career sites across the Internet, and "mycareerbuilder" (SM), which enables job seekers to personalize and manage their career search efforts and post a resume in the CareerBuilder resume database for employers to search.

  At December 31, 1999, nearly 1,300 employers subscribed for CareerBuilder's offerings. Media Metrix reported that over 1.5 million unique monthly job seekers visited the CareerBuilder Network in December 1999. As ranked by Media Metrix, the CareerBuilder Network was the third largest destination for job seekers across the Internet in December 1999.

   CareerBuilder files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CareerBuilder's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

   Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to CareerBuilder or any of its affiliates or for any failure by CareerBuilder to disclose events which may have occurred or may affect the significance or accuracy of any such information.

   Set forth below is certain summary consolidated financial data with respect to CareerBuilder excerpted or derived from financial information contained in CareerBuilder's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 and is qualified in its entirety by reference to CareerBuilder's Form 10-K and Form 10-Q.

                             PERIOD FROM
                              INCEPTION                                             THREE MONTHS
                           (NOVEMBER 1995)       YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                               THROUGH      ------------------------------------  -----------------
                          DECEMBER 31, 1995  1996     1997      1998      1999      2000     1999
                          ----------------- -------  -------  --------  --------  --------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue...........       $  --        $   138  $ 1,925  $  7,006  $ 14,908  $  5,610  $ 2,806
Cost of revenue.........          --             36      317     1,691     6,687     2,975    1,117
                               ------       -------  -------  --------  --------  --------  -------
Gross profit............          --            102    1,608     5,315     8,221     2,635    1,689
                               ------       -------  -------  --------  --------  --------  -------
Operating expenses:
 Product development....          --            521    1,310     2,293     2,307       630      629
 General and
  administrative........           52           663    1,267     2,305     3,806     1,466      709
 Sales and marketing
  (excluding equity
  based expense)........          --          1,330    6,452    12,735    25,458    11,449    4,621
 Equity-based expense...          --            --       --        --      2,710       960       75
                               ------       -------  -------  --------  --------  --------  -------
   Total operating
    expenses............           52         2,514    9,029    17,333    34,281    14,505    6,034
                               ------       -------  -------  --------  --------  --------  -------
Income (loss) from
 operations.............          (52)       (2,412)  (7,421)  (12,018)  (26,060)  (11,870)  (4,345)
Net interest income
 (expense)..............          --             (4)     107        31     2,072       733     (103)
                               ------       -------  -------  --------  --------  --------  -------
Net income (loss).......          (52)       (2,416)  (7,314)  (11,987)  (23,988)  (11,137) $(4,448)
                               ------       -------  -------  --------  --------  --------  -------
Preferred stock dividend
 requirements...........          --            (71)    (549)   (1,128)     (737)      --      (466)
                               ------       -------  -------  --------  --------  --------  -------
Net income (loss)
 available to common
 stockholders...........       $  (52)      $(2,487) $(7,863) $(13,115) $(24,725) $(11,137) $(4,914)
                               ======       =======  =======  ========  ========  ========  =======
Basic and diluted net
 income (loss) available
 per share..............       $(0.01)      $ (0.48) $ (1.80) $  (2.92) $  (1.48) $  (0.47) $ (1.00)
Shares used to compute
 basic and diluted net
 income (loss) available
 per share..............        5,468         5,133    4,366     4,494    16,712    23,715    4,928
Unaudited pro forma
 basic and diluted net
 income (loss) per
 share..................                                      $  (0.87) $  (1.14) $  (0.47) $ (0.27)
Shares used to compute
 unaudited pro forma
 basic and diluted net
 income (loss) per
 share..................                                        13,850    20,991    23,715   16,223

                                        DECEMBER 31,
                            ----------------------------------------  MARCH 31,
                            1995  1996     1997      1998     1999      2000
                            ---- -------  -------  --------  ------- -----------
                                       (IN THOUSANDS)                (UNAUDITED)
BALANCE SHEET DATA (END OF PERIOD)
 Cash and cash
  equivalents.............  $454 $    82  $ 1,909  $  2,709  $63,589   $55,506
 Working capital
  (deficit)...............   454    (520)    (131)   (3,899)  60,277    50,983
 Total assets.............   475     371    3,589     6,042   72,528    64,223
 Convertible redeemable
  preferred stock.........   --    2,135   10,700    18,931      --        --
 Stockholders' equity
  (deficit)...............  $475 $(2,440) $(9,752) $(21,520) $65,099   $55,131

   The book value per Share as of March 31, 2000 was $2.32. Book value per Share was derived by dividing (i) assets minus liabilities by (ii) number of Shares outstanding.

   CareerBuilder has historically experienced operating and net income losses. Although CareerBuilder has no outstanding debt and no outstanding preferred stock, CareerBuilder had a deficiency to cover fixed charges of approximately $24.7 million in fiscal 1999 and approximately $11.1 million for the first quarter of 2000, which amounts equal the net loss available to common stockholders for such periods.

   Projections. CareerBuilder does not, as a matter of course, make public forecasts or projections as to future revenues, earnings or other income statement data. However, certain projections (the "Projections") were provided to the CareerBuilder Board and the Independent Committee, as well as to Career Holdings and its advisers in connection with the negotiation of the Merger Agreement.

   The Projections were prepared by CareerBuilder solely for internal use and not for publication. The Projections were not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide to Prospective Financial Statements. Neither CareerBuilder's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections. The Projections do not reflect any of the effects of the Offer, the Merger or other changes that in the future may be deemed appropriate in light of the circumstances then existing.

   The Projections necessarily are based upon numerous estimates and assumptions that, although considered reasonable by CareerBuilder, are inherently subject to significant economic, industry and competitive risks, uncertainties and contingencies, including industry performance, general business and economic conditions, and other matters, all of which are difficult to predict and many of which are beyond the control of CareerBuilder. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher, or lower, than those projected. The inclusion of this forward-looking information should not be regarded as fact or an indication that Career Holdings, Purchaser or CareerBuilder or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. None of Career Holdings, Purchaser or CareerBuilder assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts. CareerBuilder does not intend to update or revise the Projections.

   The following are the Projections:

                                                      2000     2001      2002
                                                    --------  -------  --------
                                                    (in thousands except per
                                                           share data)
Revenue
  Revenue.......................................... $ 35,591  $95,877  $201,342
  Cost of Sales....................................   17,852   35,118    70,470
                                                    --------  -------  --------
  Gross Profit..................................... $ 17,739  $60,759  $130,872
                                                    ========  =======  ========
  Gross Margin.....................................       50%      63%       65%
Operating Expenses
  Sales & Marketing................................ $ 46,853  $61,513  $ 86,118
  Development......................................    2,752    2,980     3,725
  G&A..............................................    5,058    7,186     8,982
                                                    --------  -------  --------
  Total............................................   54,663   71,127    98,825
                                                    ========  =======  ========
  Operating Profit.................................  (36,924) (10,368)   32,047
  Interest Income..................................    2,873    2,230     1,650
                                                    --------  -------  --------
  Pre-tax Income................................... $(34,051) $(8,138) $ 33,697
                                                    ========  =======  ========
  EPS.............................................. $  (1.42) $ (0.33) $   1.37

--------
Note: Does not include equity expense.

10. Certain Information Concerning Career Holdings and CB Acquisition Corp.

   Career Holdings and Purchaser are newly incorporated Delaware corporations organized in connection with the Offer and the Merger and have not carried on any activities other than in connection with the Offer and the Merger. Career Holdings and Purchaser were formed by Tribune and KnightRidder.com. KnightRidder.com is a wholly owned subsidiary of Knight-Ridder, Inc. Each of Tribune and Knight-Ridder, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect or copy these reports and other information at the SEC's public reference facilities and they are available for inspection in the same manner as set forth with respect to CareerBuilder in Section 9.

   Career Holdings and its wholly owned subsidiary, CP Acquisition, entered into an Agreement and Plan of Merger dated July 16, 2000 with CareerPath providing for the CareerPath Merger. CareerPath is a privately held online recruitment company whose stockholders include Tribune and KnightRidder.com. The CareerPath Merger is conditioned upon the consummation of the Merger. It is expected that after the consummation of the Merger and the CareerPath Merger, CareerBuilder and CareerPath will be merged together.

   The principal offices of Career Holdings and Purchaser are located at 435 North Michigan Avenue, Chicago, Illinois 60611, and the telephone number for both Career Holdings and Purchaser is (312) 222-9100. Purchaser is a wholly owned subsidiary of Career Holdings.

   Neither Career Holdings nor Purchaser has any significant assets or liabilities, nor do they engage in activities, other than those incident to their formation and capitalization and the transactions contemplated by the Offer, the Merger and the CareerPath Merger.

   The name, citizenship, business address, business telephone number, principal occupation or employment and five-year business history of each of the directors and executive officers of Career Holdings, Purchaser, Tribune and KnightRidder.com are described in Schedule I hereto.

11. Source and Amount of Funds.

   Career Holdings estimates that the total amount of funds required to purchase all of the Shares pursuant to the Offer and pay all amounts due with respect to Stock Options and warrants to purchase Shares as a result of the Offer and the Merger (excluding payment of related fees and expenses) will be approximately $195.4 million. The Investment Agreement provides that on the date that is two business days prior to the date that Shares are accepted for payment by Purchaser pursuant to the Offer, each of Tribune and KnightRidder.com will purchase 15,375,000 shares of common stock of Career Holdings at a purchase price of $8.00 per share. The proceeds of such issuance of shares will be sufficient to provide funds to purchase all of the Shares pursuant to the Offer. The Investment Agreement does not contain any conditions to the funding by the Career Holdings stockholders. See "Special Factors--The Investment Agreement." The funds required to purchase Shares accepted for payment pursuant to the Offer will be obtained by Purchaser through a capital contribution from Career Holdings. The Offer is not conditioned on obtaining financing.

12. Dividends and Distributions.

   The Merger Agreement provides that CareerBuilder shall not, without the prior written consent of Career Holdings, (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of CareerBuilder (other than repurchases of Shares pursuant to agreements with holders of options who, in accordance with the terms hereof, exercised such options prior to the normal vesting date subject to a repurchase option in favor of CareerBuilder) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

13. Conditions of the Offer.

   Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and, (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated prior to the expiration date of the Offer (the "HSR Condition"). Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist (other than as a result of any action or inaction of Career Holdings or any of its subsidiaries that constitutes a breach of the Merger Agreement) and is continuing:

     (a) there shall be threatened or pending by any Governmental Entity (as defined in the Merger Agreement) any suit, action or proceeding (i) challenging the acquisition by Career Holdings or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements (including the voting provisions thereunder), or seeking to obtain from CareerBuilder, Career Holdings or Purchaser any damages that are material in relation to CareerBuilder, (ii) seeking to prohibit or materially limit the ownership or operation by CareerBuilder, Career Holdings or any of their respective subsidiaries of a material portion of the business or assets of CareerBuilder, or Career Holdings and its subsidiaries, taken as a whole, or to compel CareerBuilder or Career Holdings to dispose of or hold separate any material portion of the business or assets of CareerBuilder, or Career Holdings and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements, (iii) seeking to impose material limitations on the ability of Career Holdings or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including the right to vote such Shares on all matters properly presented to the stockholders of CareerBuilder, (iv) seeking to prohibit Career Holdings or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of CareerBuilder, or (v) which otherwise is reasonably likely to have a Material Adverse Effect (as defined below) on CareerBuilder, or there shall be pending by any other person any suit, action or proceeding which would have a Material Adverse Effect on CareerBuilder;

     (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

     (c) there shall have occurred any Material Adverse Change (as defined below) with respect to CareerBuilder;

     (d) (i) the CareerBuilder Board or any committee thereof shall have withdrawn or modified in a manner adverse to Career Holdings or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, or (ii) the CareerBuilder Board or any committee thereof shall have resolved to take any of the foregoing actions;

     (e) the representations and warranties of CareerBuilder set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) under such representations and warranties, taking all the inaccuracies under such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Material Adverse Effect on CareerBuilder;

     (f) CareerBuilder shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of CareerBuilder to be performed or complied with by it under the Merger Agreement which continues for more than five business days after the giving of written notice to CareerBuilder;

     (g) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Career Holdings, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares;

     (h) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a Material Adverse Effect on CareerBuilder or to materially adversely affect Career Holdings' or Purchaser's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger, or (v) from the date of the Merger Agreement through the date of termination or expiration a decline of at least 50% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index; or

     (i) the Merger Agreement shall have been terminated in accordance with its terms.

   "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to CareerBuilder, any change or effect that is or could reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, operations, properties or results of operations, or the condition (financial or otherwise), with all such matters being considered in the aggregate, of CareerBuilder.

   The foregoing conditions are for the sole benefit of Career Holdings and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Career Holdings and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Career Holdings or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. Legal Matters; Required Regulatory Approvals.

   Except as set forth in this Offer to Purchase, based on our review of publicly available filings by CareerBuilder with the SEC and other information regarding CareerBuilder, we are not aware of any licenses or regulatory permits that appear to be material to the business of CareerBuilder, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as described in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to CareerBuilder's business, or that certain parts of CareerBuilder's, Career Holdings', or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 13 for a description of the conditions to the Offer.

   State Takeover Laws. CareerBuilder is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such date. The CareerBuilder Board has approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 28, 2000, and, in that event, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about August 12, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although CareerBuilder is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither CareerBuilder's failure to make those filings nor a request made to CareerBuilder from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Career Holdings, CareerBuilder or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 13.

   Based upon an examination of publicly available information relating to the businesses in which CareerBuilder is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13.

 Certain Litigation Matters.

   A lawsuit entitled Caroline Teitelbaum v. Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company, has been filed in the Chancery Court in and for New Castle County, Delaware by plaintiffs seeking to assert claims on behalf of a class of all stockholders of CareerBuilder. The complaint names as defendants CareerBuilder, the members of the CareerBuilder Board, Tribune and Knight-Ridder, Inc., and alleges that the CareerBuilder Board breached its fiduciary duties to the CareerBuilder stockholders by entering into the Merger Agreement allegedly at an inadequate price, without conducting an adequate process and without appointing a truly independent person or entity to negotiate on behalf of the CareerBuilder stockholders. The complaint alleges that Tribune and Knight-Ridder, Inc. aided and abetted the CareerBuilder Board's alleged breaches. The plaintiff seeks injunctive relief against the transaction and/or damages. CareerBuilder and Career Holdings believe that the complaint is without merit and intend to defend the claims vigorously.

15. Fees and Expenses.

   We have retained Georgeson Shareholder Communications Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

   In addition, we have retained American Stock Transfer and Trust Company as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses.

   The following is an estimate of fees and expenses to be incurred by Purchaser in connection with the Offer:

      Legal............................................................ $300,000
      Printing......................................................... $200,000
      Advertising...................................................... $ 81,000
      Filing........................................................... $ 41,568
      Depositary....................................................... $ 13,000
      Information Agent................................................ $ 30,000
      Miscellaneous.................................................... $ 34,452
                                                                        --------
                                                                        $700,000
                                                                        ========

   Except as described in "Special Factors--The Merger Agreement--Fees and Expenses," CareerBuilder will not pay any of the fees and expenses to be incurred by us in connection with the Offer.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

16. Miscellaneous.

   We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 9 with respect to information concerning CareerBuilder.

   We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

   Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Career Holdings, Purchaser, CareerBuilder or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          CB Acquisition Corp.

July 25, 2000

                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF CAREER HOLDINGS, INC.,
        CB ACQUISITION CORP., TRIBUNE COMPANY AND KNIGHTRIDDER.COM, INC.

Directors and Executive Officers of Career Holdings, Inc.

   The name, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Career Holdings is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Career Holdings. The business address of each such person is, unless otherwise indicated below, 435 North Michigan Avenue, Chicago, Illinois 60611. Each individual listed below is a citizen of the United States.

   Directors/Officers                 Principal Occupation and Business Address
   ------------------                 -----------------------------------------
Daniel J. Finnigan...... Vice President and Director; President of KnightRidder.com and Vice
                         President of Knight-Ridder, Inc. since July 1999; President and CEO of SBC Interactive from 1998 to 1999; Various positions with SBC
                         Communications, Inc., 1995 to 1998; Group manager for product development for ESS Ventures, LLC, 1994 to 1995.

David D. Hiller......... President, Assistant Secretary and Director; President of Tribune
                         Interactive, Inc. a subsidiary of Tribune, since May 2000; Senior
                         Vice President/Development of Tribune until May 2000; Director of
                         Lightspan, Inc.

Mark W. Hianik.......... Secretary; Vice President, Assistant General Counsel and Assistant
                         Secretary of Tribune since July 2000; Senior Counsel/Mergers and
                         Acquisitions and Assistant Secretary of Tribune from February 1999 until July 2000; Counsel/Mergers and Acquisitions of Tribune from
                         December 1997 until February 1999; Partner, Wildman, Harrold, Allen
                         & Dixon until November 1997.

Directors and Executive Officers of CB Acquisition Corp.

   The name and present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Purchaser is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with CB Acquisition Corp. The business address of each such person is, unless otherwise indicated below, 435 North Michigan Avenue, Chicago, Illinois 60611. Each individual listed below is a citizen of the United States.

   Directors/Officers                           Principal Occupation
   ------------------                           ---------------------
Daniel J. Finnigan...... Vice President and Director; President of KnightRidder.com and Vice
                         President of Knight-Ridder, Inc. since July 1999; President and CEO of SBC Interactive from 1998 to 1999; Various positions with SBC
                         Communications, Inc., 1995 to 1998; Group manager for product development for ESS Ventures, LLC, 1994 to 1995.

David D. Hiller......... President, Assistant Secretary and Director; President of Tribune
                         Interactive, Inc. a subsidiary of Tribune, since May 2000; Senior
                         Vice President/Development of Tribune until May 2000; Director of
                         Lightspan, Inc.

Mark W. Hianik.......... Secretary; Vice President, Assistant General Counsel and Assistant
                         Secretary of Tribune since July 2000; Senior Counsel/Mergers and
                         Acquisitions and Assistant Secretary of Tribune from February 1999 until July 2000; Counsel/Mergers and Acquisitions of Tribune from
                         December 1997 until February 1999; Partner, Wildman, Harrold, Allen
                         & Dixon until November 1997.

Directors and Executive Officers of Tribune Company.

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Tribune. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Tribune. The business address of each such person is c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611, and each such person is a citizen of the United States of America.

       Directors                                Principal Occupation
       ---------                                --------------------
Jeff Chandler........... Director. President and Chief Executive Officer, Chandler Ranch
                         Co.; President and Owner, Tri-Cities Broadcasting, from 1973 until
                         1997.

Dennis J. FitzSimons.... Director. Executive Vice President of Tribune since January 2000;
                         President and Chief Executive Officer, Tribune Broadcasting
                         Company, a subsidiary of Tribune, from May 1997 until December
                         1999; and Executive Vice President, Tribune Broadcasting Company
                         until May 1997.

Roger Goodan............ Director. Vice President of Marketing, Schlumberger Oilfield
                         Services North America since February 1998; various positions with
                         Schlumberger Oilfield Services North America since 1973. Director of the Offshore Energy Center in Houston; Stanford University
                         Department of Athletics.

Diego E. Hernandez...... Director. Vice Admiral, U.S. Navy (Retired) and President, Marine
                         Technology Group, Inc., a technical consulting service.

Robert E. La Blanc...... Director. President, Robert E. La Blanc Associates, Inc.,
                         consultants in information technology. Director of Chartered
                         Semiconductor Manufacturing Ltd.; Salient 3 Communications, Inc.;
                         Storage Technology Corp.; The Titan Corporation; two families of
                         Prudential mutual funds.

John W. Madigan......... Director. Chairman since January 1996, Chief Executive Officer since May 1995 and President of Tribune; President of Tribune
                         Publishing Company, a subsidiary of Tribune, until May 1994;
                         Publisher, Chicago Tribune until May 1994. Director of Morgan
                         Stanley Dean Witter & Co.

Nancy Hicks Maynard..... Director. President, Maynard Partners Incorporated, consultants in news media economics; Chair, The Freedom Forum Media Studies Center from March 1996 to September 1997; Director, Economics of News
                         Project, since September 1997; Member, Global Business Network.

Andrew J. McKenna....... Director. Chairman and Chief Executive Officer, Schwarz, an
                         international distributor of paper packaging and related products and a printer, producer and converter. Director of Aon Corporation;
                         McDonald's Corporation; Skyline Corporation.

Kristie Miller.......... Director. Author; Journalist, The Daily News-Tribune, Inc. of
                         LaSalle, Illinois.

James J. O'Connor....... Director. Retired Chairman and Chief Executive Officer of Unicom
                         Corporation, a holding company, where he served from June 1994 until March 1998, and of Commonwealth Edison Company, an electric utility, where he served from 1980 to March 1998. Director of
                         American National Can Group, Inc.; Corning Incorporated; Smurfit-
                         Stone Container Corporation; UAL Corporation.

       Directors                                Principal Occupation
       ---------                                --------------------
Donald H. Rumsfeld...... Director. Chairman and Director of Gilead Sciences, Inc., a
                         pharmaceutical company, since January 1997. Previously served as a member of the U.S. Congress, U.S. Ambassador to NATO, White House
                         Chief of Staff, Secretary of Defense, and Chief Executive Officer
                         of G.D. Searle & Company and General Instrument Corporation.
                         Director of ABB Ltd.; Amylin Pharmaceuticals, Inc.

Patrick G. Ryan......... Director. Chairman, Chief Executive Officer and Director of Aon
                         Corporation, a broad-based insurance holding company; Director of
                         Sears, Roebuck and Co.

William Stinehart, Jr... Director. Partner, law firm of Gibson, Dunn & Crutcher LLP.

Dudley S. Taft.......... Director. President and Director, Taft Broadcasting Company, an
                         investor in media and entertainment companies. Chairman, President and Chief Executive Officer of WPHL-TV, Inc., a subsidiary of the
                         Company, until February 1996. Director of CINergy Corp.; Fifth
                         Third Bancorp; Southern Star Group; The Union Central Life
                         Insurance Company.

Thomas Unterman......... Director. General Partner of Rustic Canyon Ventures, a private equity investment firm; Executive Vice President and Chief
                         Financial Officer of The Times Mirror Company until January 2000;

Arnold R. Weber......... Director. President-Emertius, Northwestern University since January
                         1999. President, Civic Committee of the Commercial Club of Chicago
                         until July 1999. Chancellor, Northwestern University until December
                         1998. Director of Aon Corporation; Burlington Northern Santa Fe
                         Corporation; Deere & Company; Diamond Technology Partners, Inc.;
                         PepsiCo, Inc.

   Executive Officers                           Principal Occupation
   ------------------                           --------------------
Dennis J. FitzSimons.... Executive Vice President of Tribune since January 2000; President and Chief Executive Officer, Tribune Broadcasting Company, a
                         subsidiary of Tribune, from May 1997 until December 1999; and
                         Executive Vice President, Tribune Broadcasting Company until May
                         1997.

Jack W. Fuller.......... President of Tribune Publishing, a subsidiary of Tribune, since May
                         1997; President and Publisher of Chicago Tribune Company, a
                         subsidiary of Tribune, until May 1997.

Donald C. Grenesko...... Senior Vice President/Finance and Administration of Tribune since
                         August 1996; Senior Vice President of Tribune from March 1993 until
                         August 1996 and Chief Financial Officer from 1991 to August 1996.

David D. Hiller......... President of Tribune Interactive, Inc. a subsidiary of Tribune, since May 2000; Senior Vice President/Development of Tribune until
                         May 2000; Director of Lightspan, Inc.

Crane H. Kenney......... Senior Vice President, General Counsel and Secretary of Tribune
                         since May 2000; Vice President, General Counsel and Secretary of
                         Tribune from August 1996 until May 2000; Vice President/Chief Legal
                         Officer from February 1996 to August 1996; Senior Counsel until
                         January 1996.

Luis E. Lewin........... Senior Vice President/Human Resources of Tribune since May 2000;
                         Vice President/Human Resources of Tribune from October 1996 until
                         May 2000; Director/Human Resources of Tribune until October 1996;
                         Acting Publisher of Exito! in Chicago from December 1995 to
                         September 1996.

   Executive Officers                           Principal Occupation
   ------------------                           ---------------------
John W. Madigan......... Chairman since January 1996, Chief Executive Officer since May 1995 and President of Tribune Company; President of Tribune Publishing
                         Company, a subsidiary of Tribune Company, until May 1994;
                         Publisher, Chicago Tribune until May 1994. Director of Morgan
                         Stanley Dean Witter & Co.

R. Mark Mallory......... Vice President/Controller of Tribune since 1991.

Ruthellyn Musil......... Vice President/Corporate Relations of Tribune since March 1995.

Andrew J. Oleszczuk..... Senior Vice President/Development since May 2000; President of
                         Tribune Ventures, a division of Tribune, from August 1998 until May
                         2000; Vice President/Development of Tribune until August 1998;
                         Director of VarsityBooks.com, Inc.

Jeff R. Scherb.......... Senior Vice President and Chief Techology Officer of Tribune since
                         May 2000; President of Tribune Interactive, Inc., a subsidiary of
                         Tribune from May 1999 until May 2000; Senior Vice President and
                         Chief Technology Officer of Tribune from August 1996 until May
                         1999; Chief Technology Officer and Senior Vice President for
                         Research and Development at Dun & Bradstreet Software until August
                         1996.

Directors and Executive Officers of KnightRidder.com, Inc.

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of KnightRidder.com, Inc. The business address of each such person is c/o Knight-Ridder, Inc., 50 West San Fernando Street, 7th Floor, San Jose, California 95113, and each such person is a citizen of the United States of America.

       Directors                                Principal Occupation
       ---------                                ---------------------
Jerome Ceppos........... Director. Vice President/News of Knight-Ridder, Inc. since May
                         1999; Vice President and Executive Editor, San Jose Mercury News
                         from 1995 to 1999; Managing Editor of San Jose Mercury News from
                         1983 to 1995; Various editing positions at the San Jose Mercury
                         News from 1981 to 1983.

Mary Jean Connors....... Director. Senior Vice President/Human Resources of Knight-Ridder,
                         Inc. since 1996; Vice President/Human Resources of Knight-Ridder,
                         Inc. from 1989 to 1996; Vice President/Human Resources,
                         Philadelphia Newspapers, Inc., a subsidiary of Knight-Ridder, Inc.,
                         1988 to 1989; Assistant to the Senior Vice President/News, Knight-
                         Ridder, Inc. 1988; Assistant Managing Editor/Personnel, The Miami
                         Herald from 1985 to 1988 and in various editing positions there from 1980 to 1985.

Ross Jones.............. Director. Vice President and Treasurer of KnightRidder.com; Senior
                         Vice President and CFO of Knight-Ridder, Inc. since 1993; Vice
                         President/Finance of Knight-Ridder, Inc. in 1993; Vice President
                         and Treasurer, Reader's Digest Association, Inc., 1985 to 1993 and
                         in other positions there from 1977 to 1985; Manager of Brown
                         Brothers Harriman & Co. from 1970 to 1977.

Frank McComas........... Director. Senior Vice President/Operations of Knight-Ridder, Inc.
                         since 1996 and Vice President/Operations of Knight-Ridder, Inc.
                         from 1995 to 1996; Publisher, The (Columbia) State from 1988 to
                         1995; Publisher, Bradenton Herald 1980 to 1988; Various positions at The Miami Herald and The Charlotte Observer from 1970 to 1980.

       Directors                               Principal Occupation
       ---------                               ----------------------
P. Anthony Ridder....... Director. Chairman and CEO of Knight-Ridder, Inc. since 1995;
                         President of Knight-Ridder, Inc. from 1989 to 1995; President of the Newspaper Division of Knight-Ridder, Inc. from 1986 to 1995.
                         Publisher, San Jose Mercury News from 1977 to 1986; General Manager of the San Jose Mercury News from 1975 to 1977; Business Manager of the San Jose Mercury News from 1969 to 1975.

Steven B. Rossi......... Director. Senior Vice President/Operations of Knight-Ridder, Inc.
                         since 1998; Executive Vice President and General Manager,
                         Philadelphia Newspapers, Inc. from 1992 to 1998; Executive Vice
                         President 1991 to 1992; Senior Vice President 1988 to 1991; Vice
                         President/Finance and CFO 1987 to 1988; Vice President and
                         Divisional General Manager of Amerigas, Inc., 1981 to 1987.

Karen Stevenson......... Director. Vice President and General Counsel of Knight-Ridder, Inc.
                         since 1998; Executive Vice President/General Counsel and Secretary
                         of TELE-TV from 1995 to 1997; Member of Howard, Rice, Nemerovski,
                         Candady, Falk & Rabin from 1990 to 1995; Vice President/Law and
                         Secretary of Transamerica Corporation 1988 to 1990.

   Executive Officers                          Principal Occupation
   ------------------                          ----------------------
David DeMilo............ Vice President of Technology Development of KnightRidder.com since
                         January 2000; Director of Software Development of KnightRidder.com
                         from May 1997 to December 1999; Director of Publishing
                         Technologies, Primedia, Inc. from 1993 to May 1997; Various positions at Philip Morris from 1990 to October 1993.

Daniel J. Finnigan...... President of KnightRidder.com and Vice President of Knight-Ridder,
                         Inc. since July 1999; President and CEO of SBC Interactive from
                         1998 to 1999; Various positions with SBC Communications, Inc., 1995 to 1998; Group manager for product development for ESS Ventures,
                         LLC, 1994 to 1995.

James C. Jennewein...... Chief Operating Officer and Vice President/Operations of
                         KnightRidder.com since 1999; Vice President/Technology & Operations of KnightRidder.com from 1996 to 1999; Director of Operations of
                         KnightRidder.com 1995 to 1996; General Manager of the Mercury
                         Center at the San Jose Mercury News from 1992 to 1995.

Ross Jones.............. Vice President and Treasurer of KnightRidder.com; Senior Vice
                         President and CFO of Knight-Ridder, Inc. since 1993; Vice
                         President/Finance of Knight-Ridder, Inc. in 1993; Vice President
                         and Treasurer, Reader's Digest Association, Inc., 1985 to 1993 and
                         in other positions there from 1977 to 1985; Manager of Brown
                         Brothers Harriman & Co. from 1970 to 1977.

Polk Laffoon IV......... Secretary of KnightRidder.com since 1999; Vice President/Corporate
                         Relations of Knight-Ridder, Inc. since 1994 and Secretary since
                         January 1999. Served as Assistant to the President of Knight-
                         Ridder, Inc. from 1992 to 1994; Assistant Circulation
                         Director/Distribution of The Miami Herald from 1991 to 1992;
                         Executive Assistant to the Vice President/Marketing at The Miami
                         Herald from 1989 to 1991; Editor of Living Today from 1987 to 1989;
                         Director and Vice President/Investor Relations of Taft Broadcasting
                         Co. from1982 to 1987.

Timothy Lambert......... Vice President/Sales of KnightRidder.com since September 1999; Vice
                         President/Sales SBC Interactive, Inc. from 1998 to 1999; General
                         Manager, Pacific Bell Directory, from 1996 to 1998; Various positions with Pacific Bell Directory from 1990 to 1996.

Tally Liu............... Senior Vice President/Finance and Operations of KnightRidder.com
                         since March 2000; Vice President/Finance and Advanced Technology of
                         Knight-Ridder, Inc. from 1998 to March 2000; Vice President/Finance and Administration of Knight-Ridder, Inc. 1994 to 1998; Vice
                         President and Controller of Knight-Ridder, Inc. from 1990 to 1993;
                         Vice President and CFO of the San Jose Mercury News 1987 to 1990.

   Executive Officers                          Principal Occupation
   ------------------                          ----------------------

Lisa Romano............. Vice President/Marketing of KnightRidder.com since April 2000;
                         Principal of her own marketing consulting firm from 1997 to 2000;
                         Senior Director of New Market Development, Knight-Ridder
                         Information, Inc. from 1996 to 1997; Group Marketing Manager, Apple
                         Computer from 1991 to 1996.

Robert Ryan............. Vice President & General Manager/Site Operations of
                         KnightRidder.com since 2000; Director of the Mercury Center and member of the Executive Committee of the San Jose Mercury News from
                         1995 to 1999; Deputy Managing Editor of the San Jose Mercury News
                         from 1993 to 1995, and in various other positions at the San Jose
                         Mercury News from 1982 to 1993.

                                  SCHEDULE II

   The following table sets forth information concerning transactions in CareerBuilder's common stock during the past 60 days by CareerBuilder, its subsidiaries, Career Holdings, its subsidiaries (including Purchaser), their respective directors, executive officers, affiliates or associates and any pension, profit sharing or similar plan of CareerBuilder.

   Name                           Number of Shares     Date      Price Per Share
   ----                           ---------------- ------------- ---------------
   Peter J. Barris...............     5,000(a)     May 11, 2000     $2.4688
   Gary C. Butler................     5,000(a)     May 11, 2000     $2.4688
   David C. Wetmore..............     5,000(a)     May 11, 2000     $2.4688
   James A. Tholen...............     307(b)       June 30, 2000    $2.81563

  --------
  (a) Automatic grant of stock options to each non-employee director.
  (b) Purchase pursuant to Employee Stock Purchase Plan.

                                                                         ANNEX A

                                 July 16, 2000

Independent Committee of the Board of Directors
CareerBuilder, Inc.
11495 Sunset Hills Road
Suite 210
Reston, VA 20191

Members of the Independent Committee:

   You have asked us to advise you with respect to the fairness to the holders (other than Career Holdings, Inc. (the "Acquiror") and its affiliates, including Knightridder.com, Inc. ("KR"), Tribune Company ("TC") and their respective affiliates (collectively, the "Acquiror Parties"), and Robert J. McGovern, the President and Chief Executive Officer of the Company (as defined below) and James Winchester, the Senior Vice President of Engineering and Chief Technology Officer of the Company (collectively, the "Management Stockholders" and, together with the Acquiror Parties, the "Excluded Stockholders")), of shares of common stock, par value $.001 per share ("Shares"), of CareerBuilder, Inc. (the "Company"), from a financial point of view of the Offer Price (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of July 16, 2000 (the "Merger Agreement"), among the Company, the Acquiror and CB Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Sub"). The Merger Agreement provides, among other things, for (i) the Sub to make a tender offer (the "Offer") to purchase all outstanding Shares at a purchase price of $8.00 per share (the "Offer Price") in cash and (ii) subsequent to the consummation of the Offer, the merger (the "Merger") of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by the Acquiror or any wholly owned subsidiary of the Acquiror and Shares held by persons who properly exercise dissenters' rights) will be converted into the right to receive the Offer Price.

   In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions, to the extent publicly available, which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

   In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We will receive a fee for rendering this opinion.

   In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company, KR and TC for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Independent Committee of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares pursuant to the Offer or as to how such holder should vote or act on any matter relating to the proposed Merger.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares other than the Excluded Stockholders in the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          Credit Suisse First Boston
                                           Corporation

                                                     /s/ Ethan Topper
                                          By: _________________________________
                                                       Ethan Topper
                                                     Managing Director

                                                                         ANNEX B

                                 DELAWARE CODE

                             TITLE 8. CORPORATIONS

                       CHAPTER 1. GENERAL CORPORATION LAW

               SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

(S)262 Appraisal Rights.

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

   Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of CareerBuilder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

                               ----------------

                      By Mail, Hand or Overnight Delivery:

               40 Wall Street 46th Floor New York, New York 10005

                           By Facsimile Transmission:

                        (For Eligible Institutions Only)
                                 (718) 234-5001

                   Confirm Receipt of Facsimile by Telephone:

                                 (718) 921-8200

   You may direct questions and requests for assistance to the Information Agent at its telephone number and address set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                          17 State Street, 10th Floor
                            New York, New York 10004
                        Banks and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll-Free:
                                 (800) 223-2064